VOCALTEC COMMUNICATIONS LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                November 2, 2005


          Notice is hereby given that an Annual General Meeting of Shareholders of VocalTec Communications Ltd. (the "Company") will be held at the Company's offices, located at 2 Maskit Street, Herzliya Pituach 46733, Israel on Monday, November 28, 2005 at 5:00 Israel time.


          The agenda for the meeting is as follows:


          1. Approval of the Share Sale and Purchase Agreement, dated as of October 27, 2005 (the "SPA"), by and among the Company, Tdsoft Ltd., a privately held Israeli company ("Tdsoft"), and shareholders of Tdsoft, and all of the transactions contemplated thereby, including without limitation the purchase by the Company of all of the issued and outstanding share capital of Tdsoft and the issuance by the Company to the shareholders of Tdsoft of ordinary shares of the Company, nominal value New Israeli Shekel ("NIS") 0.01 per share, in an aggregate amount that will constitute 75% of the issued and outstanding share capital of the Company immediately following such issuance. A copy of the SPA is attached to this Proxy Statement as Annex A.
                                    -------

IMPORTANT NOTE: THE MATTERS SET OUT IN AGENDA ITEMS 2 THROUGH 8 BELOW FOR SHAREHOLDER APPROVAL ARE AN INTEGRAL PART OF THE PROPOSED TRANSACTION WITH TDSOFT. UNDER ISRAELI LAW, THESE MATTERS REQUIRE SEPARATE APPROVAL BY THE COMPANY'S SHAREHOLDERS. HOWEVER, THE CONSUMMATION OF THE SPA BY TDSOFT IS CONDITIONED ON THE APPROVAL BY THE COMPANY'S SHAREHOLDERS OF ALL OF THESE MATTERS. IF ANY OF THE MATTERS SET FORTH IN ITEMS 2 THROUGH 8 BELOW IS NOT APPROVED BY THE COMPANY'S SHAREHOLDERS, TDSOFT WILL BE ENTITLED, IN ITS SOLE DISCRETION, NOT TO CLOSE THE SPA. THEREFORE, ANY SHAREHOLDER VOTING IN FAVOR OF
ITEM 1 (THE SPA) IS STRONGLY URGED ALSO TO VOTE IN FAVOR OF ITEMS 2 THROUGH 8.

          2. Adoption of certain amendments to the Company's articles of association including an increase of the Company's authorized share capital from NIS 500,000, divided into 50,000,000 ordinary shares, par value NIS 0.01 per share, by NIS 1,000,000 to NIS 1,500,000, divided into 150,000,000 ordinary shares, par value NIS 0.01 per share; and certain other amendments intended to conform the provisions of the articles of association with respect to, among other things, the indemnification, exemption and insurance of the Company's directors and officers, to recent amendments to the Israeli Companies Law 1999 (the "Companies Law"), as further detailed in the draft of proposed amended and restated articles of association that is attached to this Proxy Statement as Annex C.
-------

          3. Subject to the consummation of the transactions contemplated by the SPA, appointment of Ilan Rosen, Joseph Albagli, Robert Wadsworth and Joseph Atsmon as directors of the Company immediately following consummation of the transactions contemplated by the SPA (in addition to Dr. Elon Ganor, Michal Even Chen and Yoav Chelouche, who are currently directors of the Company and will continue to hold such office until the earlier of the expiration of the term for which they were elected, their resignation or their replacement in accordance with the articles of association of the Company and the Companies Law) and the designation of each such person to one of the three classes of members of the board of directors of the Company.

          4. Subject to the consummation of the transactions contemplated by the SPA, approval of the terms of employment of Mr. Joseph Albagli, a nominee to the board of directors of the Company, in his capacity as Chief Executive Officer of the Company following consummation of the transactions contemplated by the SPA, and the grant to him of options to purchase 1,777,998 ordinary shares of the Company.

          5. Subject to the consummation of the transactions contemplated by the SPA, approval of the terms of a consulting agreement between the Company and Mr. Ilan Rosen, who is expected to be the new Chairman of the board of directors of the Company following consummation of the SPA.

          6. Subject to the consummation of the transactions contemplated by the SPA and the election of Messrs. Ilan Rosen, Robert Wadsworth and Joseph Atsmon as members of the Company's board of directors as proposed in Item 3 above, approval of the grant of options to purchase 200,000 ordinary shares of the Company to each of Ilan Rosen, Elon Ganor, Robert Wadsworth and Joseph Atsmon and, subject to applicable law, the grant of options to purchase 160,000 and 140,000 ordinary shares of the Company to Michal Even Chen and Yoav Chelouche, respectively.

          7. Subject to the consummation of the transactions contemplated by the SPA, approval of the entering by the Company into a new indemnification agreement with each of its continuing and newly appointed directors consistent with recent amendments to the Companies Law.

          8. Subject to the consummation of the transactions contemplated by the SPA, an increase of the number of ordinary shares underlying the Company's 2003 Master Stock Option Plan by 7,500,000 ordinary shares such that the aggregate of the ordinary shares underlying issued and outstanding options and the ordinary shares available for grants of options under the Company's 2003 Master Stock Option Plan shall be 12,185,820 ordinary shares.

          9. Approval of a reverse stock split of the Company's ordinary shares to the extent expected by the Company's management to be necessary for the Company to comply with the Nasdaq Capital Market listing requirement that the price per each ordinary share of the Company shall, following the reverse stock split and taking into consideration, to the extent applicable, consummation of the transactions contemplated by the SPA, be not less than $4.00.

          10. Approval of the renewal from time to time by the Company of a directors' and officers' liability insurance policy, including coverage of directors and officers of the Company's subsidiaries.

          11. Appointment of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, as the independent public accountants of the Company for the year ending December 31, 2005, and authorizing the Company's board of directors, upon prior approval of the audit committee of the board of directors, to fix the remuneration of such accountants.

          12. Transaction of such other business as may properly come before the meeting or any adjournment thereof.

          These proposals are described more fully in the attached Proxy Statement, which we urge you to read in its entirety. In addition, at the meeting the Company's shareholders will be provided with a report of the Company's management as to the Company's business for the year ended December 31, 2004.

          Only shareholders of record at the close of business on October 25, 2005 will be entitled to notice of and to vote at the meeting. Whether or not you intend to attend the meeting, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope. If you attend the meeting, you may vote in person, whether or not you have already executed and returned your proxy card. You may revoke your proxy at any time before it is voted. Please review the Proxy Statement accompanying this notice and all annexes hereto for more complete information regarding the meeting and the matters proposed for your consideration at the meeting. If you have any questions, please feel free to call Mr. Hugo Goldman, the Company's Chief Financial Officer, at +011-972-9-970-7815. Our board of directors recommends that you vote "FOR" approval of all matters listed above.

          YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTING AT THE ANNUAL GENERAL MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE THE SPA AND ALL OF THE TRANSACTIONS CONTEMPLATED THEREBY AND THE OTHER MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE.

By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.
Dr. Elon Ganor - Chairman of the Board of Directors
November 2, 2005

                                TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THE TRANSACTION...................................10

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT.........................................................15

MARKET PRICE DATA.............................................................16

THE COMPANIES.................................................................17

RISK FACTORS..................................................................18

ITEM 1 - APPROVAL OF TRANSACTION WITH TDSOFT LTD. AND ITS
SHAREHOLDERS..................................................................22

ITEM 2 - ADOPTION OF AMENDMENTS TO ARTICLES OF ASSOCIATION....................46

ITEM 3 -- ELECTION OF DIRECTORS...............................................48

ITEM 4 - APPROVAL OF THE TERMS OF EMPLOYMENT OF MR. JOSEPH ALBAGLI
IN HIS CAPACITY AS CHIEF EXECUTIVE OFFICER OF THE COMPANY AND THE
GRANT TO HIM OF OPTIONS.......................................................51

ITEM 5 - APPROVAL OF THE TERMS OF REMUNERATION OF MR. ILAN ROSEN,
A NOMINEE TO THE BOARD OF DIRECTORS OF THE COMPANY............................53

ITEM 6 - APPROVAL OF THE GRANTS OF OPTIONS TO EACH OF ILAN ROSEN,
DR. ELON GANOR, ROBERT WADSWORTH, JOSEPH ATSMON, MICHAL EVEN CHEN
AND YOAV CHELOUCHE............................................................54

ITEM 7 - APPROVAL OF THE ENTERING BY THE COMPANY INTO NEW
INDEMNIFICATION AGREEMENTS WITH ITS CONTINUING AND NEW DIRECTORS..............55


ITEM 8 - INCREASE OF NUMBER OF ORDINARY SHARES UNDERLYING
THE COMPANY'S 2003 MASTER STOCK OPTION PLAN...................................56

ITEM 9 - APPROVAL OF A REVERSE STOCK SPLIT OF THE COMPANY'S SHARE
CAPITAL.......................................................................57

ITEM 10 - APPROVAL OF THE RENEWAL FROM TIME TO TIME OF DIRECTORS'
AND OFFICERS' LIABILITY INSURANCE POLICY......................................58

ITEM 11 - ELECTION OF AUDITORS AND DETERMINATION OF THEIR
REMUNERATION..................................................................59

OTHER BUSINESS................................................................60

Where to Find More Information................................................60


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


                          VOCALTEC COMMUNICATIONS LTD.

                                 2 Maskit Street
                             Herzliya 46733, Israel
                              --------------------

                                 PROXY STATEMENT
                              --------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                November 2, 2005


          This Proxy Statement is furnished to the holders of ordinary shares, par value New Israeli Shekel ("NIS") 0.01 per share, of VocalTec Communications Ltd., a company organized under the laws of the State of Israel (the "Company"), in connection with the solicitation by the Company's board of directors of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on Monday, November 28, 2005 at 5:00 p.m. Israel time at the Company's offices at 2 Maskit Street, Herzliya Pituach 46733, Israel or at any adjournment thereof.

          At the Meeting, you will be requested to approve and adopt the Share Sale and Purchase Agreement dated as of October 27, 2005 (the "SPA"), by and among the Company, Tdsoft Ltd., a privately held Israeli company ("Tdsoft"), and the shareholders of Tdsoft, and all of the transactions contemplated by the SPA (the "Transaction"). If the Transaction is completed, the Company will purchase all of the issued and outstanding share capital of Tdsoft and will issue to the shareholders of Tdsoft ordinary shares of the Company constituting, immediately following such issuance, 75% of the issued and outstanding share capital of the Company.

          Upon completion of the Transaction, the Company's board of directors shall consist of Dr. Elon Ganor, the Company's current Chief Executive Officer and Chairman of the board; Michal Even Chen and Yoav Chelouche, who are currently external directors of the Company; Joseph Albagli, Ilan Rosen and Robert Wadsworth, each of whom currently serves on Tdsoft's board of directors and is a nominee of Tdsoft to the Company's board; and Mr. Joseph Atsmon, an industry expert.

          In addition, upon completion of the Transaction, Dr. Ganor will cease to serve as the Company's Chief Executive Officer and Chairman of the board of directors. Mr. Albagli is expected to replace Dr. Ganor as the Company's Chief Executive Officer and Mr. Rosen is expected to replace Dr. Ganor as the Company's Chairman of the Board.

          Our board of directors has determined that the SPA and the transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its shareholders. In making its decision, our board of directors considered, among other things, the written opinion, dated September 30, 2005, of D&A High-Tech Information Ltd., a financial adviser retained by the Company's board of directors. This opinion provided that, as of September 30, 2005 and based upon and subject to the matters and assumptions set forth in the opinion, the Transaction was fair, from a financial point of view, to the Company and its shareholders.

          In addition, as required by Israeli law, you will also be asked to approve the following matters which are integral parts of the Transaction:

     o adoption of certain amendments to the Company's articles of association including an increase of the Company's authorized share capital from NIS 500,000, divided into 50,000,000 ordinary shares, par value NIS 0.01 per share, by NIS 1,000,000 to NIS 1,500,000, divided into 150,000,000 ordinary shares, par value NIS 0.01 per share; and certain other amendments intended to conform the provisions of the articles of association with respect to, among other things, the indemnification, exemption and insurance of the Company's directors and officers, to recent amendments to the Israeli Companies Law 1999 (the "Companies Law");

     o subject to the consummation of the transactions contemplated by the SPA, appointment of Ilan Rosen, Joseph Albagli, Robert Wadsworth and Joseph Atsmon as directors of the Company immediately following consummation of the transactions contemplated by the SPA (in addition to Dr. Elon Ganor, Michal Even Chen and Yoav Chelouche, who are currently directors of the Company and will continue to hold such office until the earlier of the expiration of the term for which they were elected, their resignation or their replacement in accordance with the articles of association of the Company and the Companies Law) and the designation of each such person to one of the three classes of members of the board of directors of the Company;

     o subject to the consummation of the transactions contemplated by the SPA, approval of the terms of employment of Mr. Joseph Albagli, a nominee to the board of directors of the Company, in his capacity as Chief Executive Officer of the Company following consummation of the transactions contemplated by the SPA, and the grant to him of options to purchase 1,777,998 ordinary shares of the Company;

     o subject to the consummation of the transactions contemplated by the SPA, approval of the terms of a consulting agreement between the Company and Mr. Ilan Rosen, who is expected to be the new Chairman of the board of directors of the Company following consummation of the SPA;

     o subject to the consummation of the transactions contemplated by the SPA and the election of Messrs. Ilan Rosen, Robert Wadsworth and Joseph Atsmon as members of the Company's board of directors, approval of the grant of options to purchase 200,000 ordinary shares of the

          Company to each of Ilan Rosen, Elon Ganor, Robert Wadsworth and Joseph Atsmon and, subject to applicable law, the grant of options to purchase 160,000 and 140,000 ordinary shares of the Company to Michal Even Chen and Yoav Chelouche, respectively;

     o subject to the consummation of the transactions contemplated by the SPA, approval of the entering by the Company into a new indemnification agreement with each of its continuing and newly appointed directors consistent with recent amendments to the Companies Law; and

     o subject to the consummation of the transactions contemplated by the SPA, an increase of the number of ordinary shares underlying the Company's 2003 Master Stock Option Plan by 7,500,000 ordinary shares such that the aggregate of the ordinary shares underlying issued and outstanding options and the ordinary shares available for grants of options under the Company's 2003 Master Stock Option Plan shall be 12,185,820 ordinary shares.

THE MATTERS SET OUT ABOVE ARE AN INTEGRAL PART OF THE PROPOSED TRANSACTION WITH TDSOFT. UNDER ISRAELI LAW, THESE MATTERS REQUIRE SEPARATE APPROVAL BY THE COMPANY'S SHAREHOLDERS. HOWEVER, THE CONSUMMATION OF THE SPA BY TDSOFT IS CONDITIONED ON THE APPROVAL BY THE COMPANY'S SHAREHOLDERS OF THESE MATTERS. IF ANY OF THE ABOVE MATTERS IS NOT APPROVED BY THE COMPANY'S SHAREHOLDERS, TDSOFT WILL BE ENTITLED, IN ITS SOLE DISCRETION, NOT TO CLOSE THE SPA. FOR THIS REASON, ANY SHAREHOLDER VOTING IN FAVOR OF THE SPA IS STRONGLY URGED ALSO TO VOTE IN FAVOR OF THE ABOVE MATTERS.

          In addition, you will be asked to approve:

     o    a reverse split of the Company's outstanding shares;

     o the renewal from time to time of the Company's directors' and officers' liability insurance; and

     o the appointment of the Company's independent public accountants for the year ended December 31, 2005.

          OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" (I) APPROVAL AND ADOPTION OF THE SPA AND THE TRANSACTIONS CONTEMPLATED THEREBY; AND (II) APPROVAL OF THE OTHER MATTERS SUBMITTED TO YOUR VOTE HEREUNDER.

          The Transaction cannot be completed unless it is approved by our shareholders. Therefore, we have scheduled a general meeting for our shareholders to vote on the Transaction.

          YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTING AT THE ANNUAL GENERAL MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE THE SPA AND ALL OF THE TRANSACTIONS CONTEMPLATED THEREBY AND THE OTHER MATTERS THAT YOU ARE BEING ASKED TO VOTE ON.

          Proxies for use at the Meeting are being solicited by the board of directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and should be received by the Company at least two (2) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the directions of the shareholder executing such proxy. In the absence of such instructions, the ordinary shares represented by properly executed and received proxies will be voted IN FAVOR of all of the proposed matters to be presented at the Meeting. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.

          Only shareholders of record at the close of business on October 25, 2005 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about November 2, 2005 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares. A copy of the Company's Annual Report on Form 20-F for the year ended December 31, 2004, is being mailed to the shareholders together with this Proxy Statement and can also be found on the Internet at www.vocaltec.com.

          Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.

          On October 25, 2005 the Company had outstanding 15,086,523 ordinary shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more than thirty three and a third percent (33 1/3 %) of the voting power of the Company, will constitute a quorum at the Meeting.

          If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day in the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

          This Proxy Statement provides you with detailed information about the Transaction and related matters. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the "SEC"). We encourage you to read the entire Proxy Statement and all annexes carefully.


By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.

Dr. Elon Ganor
Chairman of the Board of Directors

                   QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

     The following questions and answers are intended to address some commonly asked questions regarding the proposed transaction with Tdsoft. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this Proxy Statement, the annexes to this Proxy Statement and the documents referred to in this Proxy Statement.

     Except as otherwise specifically noted in this Proxy Statement, "we," "our," "us" and similar words used in this Proxy Statement refer to the Company.

Q:   What am I being asked to vote on?

A:   You are being asked to vote on resolutions to (a) approve and adopt the SPA and all of the transactions contemplated by the SPA, at the closing of which, the Company will own all of the issued and outstanding share capital of Tdsoft and the shareholders of Tdsoft will own ordinary shares of the Company constituting 75% of the issued and outstanding share capital of the Company, and
(b) approve certain other matters that are related to the consummation of the transactions contemplated by the SPA.

     In addition, you are being asked to approve (i) the appointment of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young, as the independent public accountants of the Company for the year ending December 31, 2005, and to authorize the Company's board of directors, subject to approval of the audit committee of the board of directors, to fix the remuneration of such accountants, (ii) the renewal from time to time of the Company's directors' and officers' liability insurance and (iii) a reverse split of the Company's ordinary shares to the extent expected by the Company's management to be necessary for the Company to comply with the Nasdaq Capital Market listing requirement that the price per each ordinary share of the Company shall, following the reverse stock split and taking into consideration, to the extent applicable, consummation of the transactions contemplated by the SPA, be not less than $4.00.

     By signing and mailing the enclosed proxy card you also authorize the named proxies to vote on such other business as may properly come before the general meeting, including on any resolution to adjourn a meeting at which a quorum is present to a later time to permit further solicitation of proxies if necessary to obtain additional votes in favor of any of the foregoing proposals.

Q:   Can I vote in favor of the transaction with Tdsoft but against some of the other matters on the agenda?

A:   You are entitled to vote in favor of the transaction with Tdsoft and against some of the other matters on the agenda; however, most of the matters on the agenda are integral parts of the transaction with Tdsoft. Under Israeli law, these other matters require separate shareholder approval. However, the consummation by Tdsoft of the SPA is conditioned on obtaining shareholder approval for all matters set forth in Items 2 through 8. If any of these matters is not approved, Tdsoft will be entitled, in its sole discretion, not to consummate the SPA. For this reason, any shareholder who favors the transaction with Tdsoft is strongly urged to vote in favor of the other matters on the agenda.

Q:   What is the recommendation of the Company's board of directors?

A: The Company's board of directors has determined that the SPA and all of the transactions contemplated thereby and the other matters that you are being asked to vote on are advisable, fair to and in the best interests of the Company and its shareholders. The board of directors recommends that shareholders vote "FOR" approval and adoption of the SPA and all of the transactions contemplated by the SPA and the other matters that you are being asked to vote on.

Q:   What factors did the Company's board of directors consider in making its recommendation?

A:   In making its recommendation, our board of directors took into account, among other things, the financial distress of the Company, the substantial risk of the Company becoming insolvent, the potential de-listing of the Company's ordinary shares from the Nasdaq Capital Market (formerly known as Nasdaq SmallCap) and the fact that the Company has no other business alternatives and that if the Company does not consummate the Transaction it may enter into liquidation (in which case the Company's shareholders would most likely not participate in the distribution of the Company's assets). The board also took into account the Company's competitive position, the expected synergies between the Company and Tdsoft and the potential for growth of the combined company, the written opinion of D&A High-Tech Information Ltd. (a financial adviser retained by the board of directors), and the terms of the SPA, including that Tdsoft's obligation to complete the Transaction is not contingent on the absence, between the date of the SPA and the scheduled date of completion thereof, of events having a material adverse effect on the Company, and that the Company has the ability to terminate the SPA upon the payment of a termination fee should it receive a proposal that is more beneficial to the Company's shareholders than the Transaction. The board of directors was also aware of the personal interests of certain directors in the Transaction, as described below.

Q:   Have any shareholders agreed to vote their shares in a particular manner?

A:   La Cresta International Trading Inc., Dr. Elon Ganor, Ami Tal and Lior
Haramaty, shareholders of the Company, holding together 1,292,554 ordinary shares, or approximately 8.6% of the Company's outstanding shares as of the date hereof, have entered into undertaking agreements with Tdsoft pursuant to which they agreed to vote in favor of the Transaction and against any other alternative transaction. Under the terms of the undertaking agreements, the holdings of these shareholders are subject to irrevocable proxies that instruct representatives of Tdsoft to vote the shares in favor of the Transaction and against any other alternative transaction.

Q:   When will the Transaction be completed?

A:   We are working to complete the Transaction as quickly as possible. In addition to the approval of the Company's shareholders, we need to obtain the approval of certain regulatory authorities. If the Company's shareholders approve the Transaction, we expect to complete the Transaction as soon as practicable after such approval.

Q:   What vote is required to approve and adopt the SPA and the transactions contemplated thereby and the other matters submitted to shareholders' approval?

A:   The affirmative vote of shareholders holding a majority of the shares present and voting at the general meeting in person or by proxy is required to approve and adopt the SPA and the transactions contemplated thereby and the other matters submitted to shareholders' approval. As of the close of business on October 25, 2005, the record date for voting shares at the general meeting, there were 15,086,523 ordinary shares of the Company issued and outstanding.

Q:   What should I do now?

A:   You should carefully read this Proxy Statement. In addition, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope.

Q:   What happens if I do not deliver my proxy or if I abstain from voting?

A:   The failure to return your proxy card, to vote your shares using the procedures set forth on the proxy form supplied by your broker, bank or other nominee (if your shares are held through a broker, bank or other nominee) or to vote at the general meeting of the Company's shareholders will mean that your shares will not be counted in calculating whether a quorum is present at the general meeting. The Company's ordinary shares that are represented in person or by proxy at the general meeting and that are voted "ABSTAIN" will be counted for purposes of determining the presence of a quorum but will not be included in the aggregate number of shares voted at the general meeting. If you return a properly signed proxy card but do not indicate how you want to vote, your proxy will be counted as a vote "FOR" (1) approval and adoption of the SPA and all of the transactions contemplated thereby and (2) approval of the other matters submitted to your vote herein.

Q:   May I change my vote after I have mailed my signed proxy card?

A:   Yes.  You may change your vote at any time before your proxy is voted at the general meeting by (1) submitting a completed and signed proxy bearing a later date with respect to the same shares, (2) delivering a written revocation to the Chairman of the Company's board of directors or (3) attending the general meeting in person and voting your shares at the general meeting. Attendance at the general meeting will not in and of itself constitute a revocation of a proxy. If you have instructed a broker to vote your shares, you must follow your broker's directions to change those instructions.

Q:   If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:   Your broker will vote your shares only if you provide instructions on how to vote. You may instruct your broker to vote your shares by following the instructions provided by your broker. If you do not return your proxy and do not vote your shares in person at the general meeting, your shares will not be voted. If you or your broker return your proxy without indicating a vote with respect to any of the matters submitted to the vote of shareholder at the Meeting, the ordinary shares represented by such proxy shall be counted in determining whether a quorum is present at the Meeting and shall be voted FOR all matters being submitted to the vote of shareholder at the Meeting as to which a vote is not indicated on the proxy.

Q:   May I vote in person?

A:   Yes.  You may attend the general meeting and vote your shares in person, rather than completing, signing and promptly mailing the proxy card. If you wish to vote in person and your shares are held by a broker, bank or other nominee, you need to obtain a proxy from the broker, bank or other nominee authorizing you to vote your shares held in the broker's, bank's or other nominee's name.

Q:   What happens if I sell my ordinary shares of the Company before the general meeting?

A:   The record date for the general meeting is earlier than the date the
Transaction is expected to be completed. If you transfer your ordinary shares of the Company after the record date but before the general meeting, you will retain your right to vote at the general meeting.

Q:   How will I know whether the Transaction has occurred?

A:   If the Transaction occurs, the Company and Tdsoft will promptly make a public announcement of this fact.

Q:   What should I do if I receive more than one set of voting materials?

A:   You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please take the time to ensure that you vote all of your shares properly by completing, signing and promptly mailing each proxy card to us in the provided postage-paid envelopes.

Q:   Will the Transaction be taxable to shareholders of the Company?

A:   The Transaction is not expected to have any tax consequences to the
Company's shareholders under Israeli, U.S. or any other law. However, you are encouraged to consult your tax advisors with respect to the Transaction and whether the consummation thereof may have any consequences to you.

Q:   Am I entitled to appraisal rights?

A:   No. Under Israeli law, the shareholders of the Company are not entitled to appraisal rights in connection with the Transaction.

Q:   Whom should I call with questions or to obtain additional copies of this
Proxy Statement?

A:   You should call Hugo Goldman, our Chief Financial Officer, at
+011-972-9-970-7815.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


          The following table sets forth certain information as of October 25, 2005, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding ordinary shares, and (ii) the number of ordinary shares beneficially owned by all directors and officers as a group:




Names                                                          Number of Shares       Percent
-----                                                          ----------------       -------

Deutsche Telekom AG                                            2,300,000              15.25%

La Cresta International Trading Inc. (1)                       860,054                5.70%

All directors and officers as a group (8 persons) (2)          2,446,754              15.07%


---------------

          1. Dr. Elon Ganor, Chairman of the board of directors and Chief Executive Officer of the Company, and Mr. Ami Tal, a director of the Company, each owns 50% of the outstanding voting shares of La Cresta and therefore may be deemed to beneficially own the ordinary shares held by La Cresta. Dr. Elon Ganor and Ami Tal are brothers-in-law. The 860,054 ordinary shares set forth in the table exclude 220,000 options to purchase ordinary shares held by Dr. Elon Ganor, all of which are currently exercisable, 7,500 ordinary shares held by Dr. Ganor and 78,000 options to purchase ordinary shares held by Ami Tal, which are currently exercisable and will expire on November 15, 2005.

          2. Includes (i) 786,307 ordinary shares for which options granted to officers and directors are currently exercisable (including 78,000 options to purchase ordinary shares held by Ami Tal, which will expire on November 15,
2005), (ii) 347,893 ordinary shares for which options granted to officers and directors will become exercisable upon consummation of the Transaction; (iii) 860,054 ordinary shares held by La Cresta, which may be deemed to be beneficially owned by Dr. Ganor and Mr. Tal, (iv) 7,500 ordinary shares held by Dr. Ganor; and (v) 425,000 ordinary shares held by Mr. Lior Haramaty. Does not include 97,692 ordinary shares for which options granted to officers and directors are outstanding but are not currently or within 60 days exercisable (including upon consummation of the Transaction).

                                MARKET PRICE DATA


          Until April 5, 2005, our ordinary shares were quoted on the Nasdaq National Market. Due to non-compliance of the Company with minimum listing requirement of the Nasdaq National Market, since April 5, 2005 the ordinary shares of the Company are quoted on the Nasdaq Capital Market (formerly known as Nasdaq SmallCap) under the symbol "VOCL".

          This following table shows, for the periods indicated, the high and low closing per share sale prices of our ordinary shares as reported on the Nasdaq National Market or Nasdaq Capital Market, as the case may be:

          Year ended December 31,
          2004                                       Low                 High
          First Quarter                             $3.19                $6.90
          Second Quarter                            $1.90                $4.20
          Third Quarter                             $1.07                $2.27
          Fourth Quarter                            $1.06                $1.77

          Year ending December 31,
          2005
          First Quarter                             $1.06                $1.90
          Second Quarter                            $0.67                $1.06
          Third Quarter                             $0.53                $0.78
          Fourth Quarter (through                   $0.41                $0.61
          October 30, 2005)


          The closing per share sale price of our ordinary shares, as reported on the Nasdaq Capital Market on October 27, 2005, the last full trading day before the public announcement of the SPA, was $0.41.

                                  THE COMPANIES


About the Company:

          The Company is a telecom equipment provider offering packet voice solutions for carriers and service providers, credited with innovating and providing packetized telephony solutions since 1995. Additional information about the Company can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2004, which is being mailed to the shareholders together with this Proxy Statement and can also be found on the Internet at www.vocaltec.com. ----------------


About Tdsoft:

          Tdsoft is a private Israeli company established in 1994 and headquartered in Israel. Since its inception Tdsoft offered telecom infrastructure products, starting out with its V5Core software stack which was licensed to dozens of telecommunications vendors. Tdsoft's first gateway product, launched in 1997 was the V5Proxi - a protocol converter converting a variety of protocols to V5.2. In 2000, Tdsoft launched the TdGATE voice over packets product line, focusing initially on Voice over ATM, and later adding VoIP capabilities. Tdsoft's products are used by service providers in a variety of applications and very often as a gateway connecting legacy equipment to new. Tdsoft also provides software, engineering and support services to telecommunications vendors and service providers.

          As of September 30, 2005, Tdsoft had 77 employees in Israel and one employee in the United States.

          Tdsoft's current product lines include the following:

     o VoIP Gateways, including two main products: the TdGATE(tm) IP and the TdMAX. Both are access gateways, which allow service providers to connect its traditional access network to an IP backbone. The TdMAX is a Line Access Gateway that connects to the subscriber loop on one side, and to the IP network on the other. The TdGate IP is an Access media gateway that connects legacy Digital Loop Carrier (DLC) equipment to the IP backbone.

     o ATM Gateways, including two platforms: the TdGATE(tm) 3X00 and the HUNT 8110. The TdGATE 3X00 is a Voice Over Broadband Gateway that allows service providers to provide ISDN and POTS services over Broadband access infrastructure based on ATM AAL2 standards. The HUNT 8110 is a Broadband Access Concentrator that can aggregate several types of traffic between the Enterprise network, including TDM and IP, towards the ATM network.

     o TDM Gateways, including the Proxi platform, that supports several applications including protocol conversions from one signaling standard to another and the V5.x that acts as a concentrator for optimizing bandwidth on V5.2 interfaces.

          Lucent Technologies Inc., Graybar Electronic Co. Inc., ECI Telecom Ltd., Og Vodafon hf. and Kingston Communications PLC are Tdsoft's major customers and have accounted for approximately 8%, 12%, 11%, 13% and 0% respectively of Tdsoft's revenues for the year ended December 31, 2004 and for 21%, 7%, 4%, 15% and 10% respectively of Tdsoft's revenues for the first nine months of 2005.

          For additional information about Tdsoft, please visit www.tdsoft.com.
                                                                --------------

          Please note that the information included in this Proxy Statement with respect to Tdsoft is based on information provided to us by Tdsoft in the course of our legal, accounting and business due diligence review of Tdsoft and its operations and on representations and warranties given by Tdsoft in the SPA, and that we are neither opining nor assuming any responsibility as to the accuracy or completeness of such information. In addition, Tdsoft's audited financial statements for the year ended December 31, 2004 have not been completed as of the date of this Proxy Statement and are not included herein. We expect to receive Tdsoft's audited financial statements prior to the date of the Meeting, and if we do, we will make them available to the Company's shareholders, either by mail, by making them available on the investor relations section of the Company's website (www.vocaltec.com) and informing the shareholders of such
                   ----------------
posting through a press release, by furnishing them to the SEC under cover of a Form 6-K or in any other manner determined to be appropriate by the Company's management.

                                  RISK FACTORS

          We encourage you to consider, among other matters, the following before reaching an agreement whether to vote for approval of the Transaction:

          The Transaction may not result in the benefits we currently anticipate. Achieving the expected benefits of the Transaction depends on the timely, efficient and successful integration of the operations and personnel of the Company and Tdsoft. The challenges presented by the Transaction will include the successful development and promotion of a unified strategy and uniform standards, controls, procedures and policies, as well as successful retention of talented employees who may suffer from uncertainties regarding their position in the combined company and changes in corporate culture. In addition, we expect that the integration will require substantial attention from the Company's and Tdsoft's management teams, which may result in the diversion of management resources from regular business concerns to integration considerations. The integration process also may result in the need to invest unanticipated additional cash resources, which may divert funds that the Company and Tdsoft expect to use for pursuing new opportunities and other purposes. If the businesses of the Company and Tdsoft are not successfully integrated, the benefits of the Transaction will not be realized and, as a result, the combined company's operating results and share price may be adversely affected.

          The Transaction and the reverse split may not result in the Company meeting the Nasdaq Capital Market minimum listing requirements, which may result in a delisting of the Company's ordinary shares from the Nasdaq Capital Market. There is no assurance that following completion of the Transaction and consummation of the reverse split of our shares, the trading price of our ordinary shares will increase and remain above the minimum trading price required by Nasdaq Capital Market for continued listing or that we will meet the public float and shareholders equity requirements of the Nasdaq Capital Market. If the trading price of our ordinary shares does not remain above such minimum trading price, or if we do not meet the minimum public float or shareholders equity requirements of the Nasdaq Capital Market, our ordinary shares may be delisted from the Nasdaq Capital Market, which will result in substantially lower liquidity for our shareholders.

          The exercise of the registration right granted to certain shareholders and the absence of an agreed "lock up" period may result in a decrease of the trading price of the combined company's ordinary shares. None of the shareholders of the combined company have agreed to "lock up" their shares, so all of them will be free to sell their shares, subject to limitations imposed by applicable securities laws. At the closing under the SPA, the Company will grant registration rights to shareholders of Tdsoft, including without limitation the right to demand that the Company register their shares. The demand right can be exercised during a seven-year period commencing nine months following the closing of the SPA. The exercise of such registration rights may result in an offer of a large number shares which may adversely affect the trading price of the combined company's ordinary shares.

          The contemplated reverse split of the Company's shares will result in a significant decrease in the number of the Company's shares outstanding, which may adversely effect the liquidity available to the Company's shareholders. It is currently expected that the Company may be required to implement a reverse split of the Company's shares in the range of between 12-to-1 and 18-for-1 in order to achieve a market price of at least $4.00 per share following the consummation of the SPA. This will significantly decrease the number of the Company's shares outstanding and may have an adverse effect on the liquidity available to the Company's shareholders.

          There is no assurance that the Company will be able to build a customer confidence and that the products of the Company and Tdsoft will be successfully offered to existing and potential customers. The success of the combined company depends to a great extent on its ability to successfully build customer confidence in the products of the Company and Tdsoft and offer a comprehensive solution to existing and potential customers. There is no assurance that the combined company will be successful in achieving and maintaining customer confidence.

          The combined company will have to raise additional funds to sustain its operations, research and development and sales infrastructure. There is no assurance that such funds can be raised on terms acceptable to the combined company or at all. If such funds are raised, the then existing shareholders of the combined company may suffer substantial dilution. Assuming completion of the Transaction, the amount of cash held by the combined company will only be sufficient for a short period, and the combined company will need to raise additional funds in order to sustain its operations, research and development and sales infrastructure. Even if the revenues of the combined company increase significantly, it will nevertheless have to raise such additional funds in order to cover the cost of its operations, research and development, sales and infrastructure. In light of the inability of the Company in recent months to raise funds for its operations, additional financing, whether obtained through public or private debt or equity financing, may not be available to the combined company or may not be available on terms acceptable to the combined company. In addition, if additional funds are raised through the issuance of equity securities, the ownership percentage of the combined company's then current shareholders may be substantially diluted. If additional funding is raised through debt instruments, the combined company may become subject to various covenants, restrictions, pledges and other security interests that typically accompany debt funding, and there can be no assurance that the combined company will be able to comply with such covenants and restrictions.

          Each of the Company and Tdsoft has incurred significant historical operating losses and the combined company may continue to incur operating losses. Since its incorporation in 1989, the Company has had limited sales and has incurred significant operating losses. The Company had operating losses in 2004, 2003 and 2002 of $13.2 million, $8.1 million and $21.7 million, respectively. In the first and second quarters of 2005, the Company had operating losses of approximately $2.6 million and $2.5 million, respectively (unaudited). In 2004, 2003 and 2002, Tdsoft had operating losses of approximately $5.8 million, $3.9 million and $6.5 million, respectively (unaudited). The combined company may continue to incur operating losses in the future due to, among other reasons, (i) the fact that the Company recently began offering its new Essentra products in new target markets to new customers and has not yet obtained a substantial market share of the VoIP broadband segment and (ii) the integration of the businesses of the Company and Tdsoft, which will require the allocation of substantial resources. There can be no assurance that the combined company will achieve or sustain significant sales or profitability in the future.

          The combined company may lose customers and business partners due to uncertainties associated with the Transaction. Current and prospective customers and business partners of the Company and Tdsoft may experience uncertainty about their future relationships with the combined company. In particular, some of Tdsoft's business partners may be concerned about competition from the combined company and the companies' respective customers may be concerned about the combined company's continued supply of products and services and continued provision of customer service during the period of integration of the businesses of the Company and Tdsoft. Current and prospective customers and business partners may, in response to the announcement or consummation of the Transaction, delay or cancel licensing, supplier, or reseller agreements with the combined company. Any delay in, or cancellation of, purchasing decisions could adversely affect the business of the combined company.

          If the combined company fails to manage its growth effectively, its expenses could increase and its management's time and attention could be diverted. As the combined company will increase the scope of its operations, its business, results of operations and financial condition will be substantially harmed if the combined company is unable to manage its expanding operations efficiently. The combined company plans to continue to expand its sales and marketing, customer support and research and development organizations. Any future growth may place a significant strain on its management systems and resources. The combined company's failure to manage its growth efficiently could increase its expenses and divert management's time and attention. In addition, the combined company is likely to incur higher expenses during the initial period of integration of the operations and personnel of the Company and Tdsoft. These costs may be significant and may include expenses and other liabilities for:

     o    employee redeployment or relocation;

     o maintaining the leases of the Company's and Tdsoft's respective corporate headquarters;

     o    relocation or disposition of excess equipment; and

     o establishing combined research and development facilities and IT infrastructure.

          The integration costs that the Company and Tdsoft incur may negatively impact the financial condition of the combined company and the market price of the combined company's shares.

          The combined company cannot be certain that it will be able to compete successfully following the Transaction. The VoIP industry in which the combined company will operate is intensely competitive. Established companies will compete with each of the combined company's product lines and services. Many of the combined company's competitors have greater financial, engineering, manufacturing and marketing resources. In addition, following the Transaction the majority of the combined company's competitors will be larger than it, and accordingly, they will be able to offer more comprehensive solutions and will have greater name recognition, larger installed customer bases, broader product offerings, and significantly greater financial, technical and marketing resources than the combined company. There is no assurance that the combined company will be able to compete successfully following the Transaction.

                ITEM 1 - APPROVAL OF TRANSACTION WITH TDSOFT LTD.
                              AND ITS SHAREHOLDERS


          At the Meeting, you will be requested to approve the SPA and all of the transactions contemplated by the SPA, including without limitations the purchase by the Company of all of the issued and outstanding share capital of Tdsoft and the issuance to the shareholders of Tdsoft of ordinary shares of the Company in an aggregate amount that will constitute 75% of the issued and outstanding share capital of the Company immediately following such issuance.


Determination of the Company's Board of Directors and its Audit Committee
-------------------------------------------------------------------------

          The Company's board of directors and its audit committee have each determined that the SPA and all of the transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its shareholders. The Company's board of directors and its audit committee have each approved, adopted and authorized the SPA and all of the transactions contemplated by the SPA.

          ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE SPA AND ALL OF THE TRANSACTIONS CONTEMPLATED BY THE SPA.

          In reaching its decision to approve, adopt and authorize the SPA and all of the transactions contemplated thereby, the Company's board of directors considered at its special meetings held on September 30, 2005 and October 21, 2005 several material factors, including without limitation:

     o the business, financial condition, results of operations, cash position, liabilities, current business strategy and future prospects of the Company, and in particular, the current cash flow distress of the Company and the possibility of the Company becoming insolvent in the near term, as well as the risks involved in pursuing those prospects and objectives under current industry and market conditions, the nature of the markets in which the Company operates and the Company's position in such markets;

     o certain financial information about Tdsoft provided to the members of the board of directors, including drafts of Tdsoft's financial statements for the year ended December 31, 2004;

     o the lack of other business alternatives other than liquidation of the Company, which liquidation would not be expected to result in any distribution to the Company's shareholders;

     o the historical market prices and trading information of the Company's shares;

     o the written opinion of D&A High-Tech Information Ltd., a financial adviser retained by the board of directors, to the effect that, as of September 30, 2005, and based upon the factors and subject to the assumptions set forth in its written opinion, the Transaction was fair from a financial point of view to the Company and its shareholders, as well as a financial analysis prepared by the financial advisor;

     o the Company's prior unsuccessful efforts to raise funds and to solicit third party interest in either financing or engaging with the Company in any business combination;

     o the board of directors' belief that, given the result of its recent unsuccessful efforts to raise funds and to solicit third party interest in either financing or engaging with the Company in any business combination, together with the other factors listed above, the Transaction represents the best transaction reasonably available to maximize shareholder value;

     o the board of directors' belief that the Transaction will provide the Company with additional resources and capabilities and, thereby, be in a better position to serve its customers and grow;

     o the board of directors' belief that there are various synergies between the Company and Tdsoft that may enable a growth in the combined company's business and may result in a greater product offering and improvement in the combined company's competitive position;

     o the ability of the Company's board of directors to terminate the SPA by exercising its fiduciary duties, under specified circumstances, including in connection with the receipt of a superior proposal, and upon payment of a termination fee;

     o the board of directors' investigation of Tdsoft's business, financial condition, cash position, liabilities and technology;

     o the board of directors' belief that the conditions to closing of the Transaction, including the receipt of required regulatory approvals, should be capable of satisfaction;

     o the fact that the SPA may not be terminated by Tdsoft and its shareholders upon a material adverse effect on the Company and its business between the date of the SPA and the date of closing thereunder; and

     o the fact that the SPA is required to be submitted to the Company's shareholders for approval, which allows for an informed vote by the Company's shareholders on the merits of the Transaction.

          The Company's board of directors also considered, among others, the following factors, including a number of potentially negative factors:

     o the risks and contingencies related to the announcement and pendency of the Transaction, including the potential impact of the announcement of the Transaction on the Company's employees, customers and relationships with third parties;

     o the fact that, if the Transaction is consummated, the Company will be under new control and the holdings of the Company's current shareholders will be significantly diluted as a result of (i) the issuance of shares to shareholders of Tdsoft constituting, immediately after the consummation of the Transaction, 75% of the issued and outstanding share capital of the Company, (ii) the assumption by the Company of share option plans of Tdsoft and (iii) the issuance of additional options as contemplated by the SPA;

     o the provision in the SPA that prohibits the Company from soliciting other acquisition proposals and the Company's obligation to pay Tdsoft a termination fee, if the Transaction is terminated by the Company under certain circumstances;

     o the fact that certain provisions of the SPA and related documents, including the execution of undertaking agreements and proxies by certain shareholders, might have the effect of discouraging other persons potentially interested in acquiring the Company from pursuing an acquisition of the Company;

     o the matters set forth under "Interest of Directors of the Company" beginning on page 44 of this Proxy Statement; and

     o the matters set forth under "Risk Factors" beginning on page 19 of this Proxy Statement.

          The foregoing discussion of the information and factors considered by the Company's board of directors is not intended to be exhaustive. In view of the variety of factors considered in evaluating the Transaction, the Company's board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Company's board of directors may have given different weight to different factors.

Communication with Nasdaq
-------------------------

          On August 11, 2005, the Company received notice from Nasdaq that it was not in compliance with the minimum stockholders' equity standard listing requirements of Nasdaq. On August 26, 2005, the Company submitted to Nasdaq a Plan of Compliance with respect to such listing requirement. On September 7,

2005, the Company submitted to Nasdaq a supplement to the Plan of Compliance. On September 19, 2005, the Company submitted to Nasdaq a second supplement to the Plan of Compliance. On October 4, 2005, Nasdaq notified the Company that it believed that the Company provided a definitive plan evidencing its ability to achieve and sustain compliance with the listing requirements, and that it therefore determined to grant the Company an extension until October 31, 2005 to
(i) apply for and be approved for initial inclusion on the Nasdaq Capital Market, (ii) effect the reverse split of its ordinary shares as described in
Item 9 of this Proxy Statement and (iii) consummate the transactions contemplated by the SPA. On October 28, 2005, the Company informed Nasdaq of the signing of the SPA and requested Nasdaq to grant the Company an extension for complying with the foregoing requirements until early December 2005.


Opinion of D&A High-Tech Information Ltd.
-----------------------------------------

          The board of directors retained D&A High-Tech Information Ltd. ("D&A") to provide it with a financial opinion in connection with the Transaction. The Company selected D&A based on D&A's qualifications and expertise in this respect. At the special meeting of the Company's board of directors on September 30, 2005, D&A rendered its oral opinion, subsequently confirmed in writing, that, as of September 30, 2005, based upon and subject to the various considerations set forth in their opinion provided to the Company's board of directors, the Transaction was fair from a financial point of view to the Company and its shareholders.

          THE FULL TEXT OF THE WRITTEN OPINION OF D&A, DATED AS OF SEPTEMBER 30, 2005, IS ATTACHED TO THIS PROXY STATEMENT AS ANNEX B. D&A'S OPINION IS DIRECTED
                                             -------
TO THE COMPANY'S BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE TRANSACTION TO THE COMPANY AND ITS SHAREHOLDERS AS OF THE DATE OF THE OPINION. IT DOES NOT ADDRESS ANY OTHER ASPECTS OF THE TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF THE COMPANY'S ORDINARY SHARES AS TO HOW TO VOTE AT THE SHAREHOLDERS GENERAL MEETING.


No Expected Tax Consequences
----------------------------

         The Transaction is not expected to have any tax consequences to the Company's shareholders under Israeli, US or any other law. However, you are encouraged to consult your tax advisors with respect to the Transaction and whether the consummation thereof may have any consequences to you.

Regulatory Matters
------------------

Office of the Israeli Chief Scientist


          The consummation of the Transaction requires each of the Company and Tdsoft to obtain the approval of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel. Under the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated under this law, research and development programs approved by the Office of the Chief Scientist are eligible to receive grants, if they meet specified criteria, in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the Office of the Chief Scientist. Each of the Company and Tdsoft has received grants from the Office of the Chief Scientist to fund some of its research and development activities. The approval of the Office of the Chief Scientist to the Transaction is a condition to the obligation of each of the Company and Tdsoft to consummate the SPA. Each of the Company and Tdsoft has agreed to notify the Office of the Chief Scientist of the Transaction and seek its approval therefor.


Israeli Investment Center

          The consummation of the Transaction requires, for the purpose of maintaining the tax benefits described below, the approval of the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel established under the Israeli Law for the Encouragement of Capital Investments, 1959. This law provides that capital investments in eligible facilities may, upon application to the Investment Center, be designated as an "approved enterprise." Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including sources of funds, and by the physical characteristics of the facility or other assets. The benefits and obligations that apply to the approved enterprise are set out in the regulations promulgated under the investment law and the specific approval issued by the Investment Center with regard to each approved enterprise. The benefits include government grants, government guaranteed loans, tax benefits and combinations thereof. The tax benefits from any such certificate of approval relate only to taxable profit attributable to the specific approved enterprise. Currently, the Company has two approved enterprises and Tdsoft has two approved enterprises, each of which enjoys tax benefits and none of which received government grants or government guaranteed loans. The approval of the Investment Center of the Transaction is a condition to the obligation of each of the Company and Tdsoft to consummate the SPA. Each of the Company and Tdsoft has agreed to notify the Investment Center of the Transaction and seek its approval therefor.


Other Regulatory Approvals

          The Company intends to submit to the Israeli Securities Authority an application for an exemption from the requirements of the Israeli Securities Law

1968 concerning the publication of a prospectus in respect of the exchange of the options to purchase ordinary shares of Tdsoft with options to purchase ordinary shares of the Company (as described below under "The SPA - Treatment of Options held by Tdsoft Employees, Directors and Consultants"), in reliance on
Section 15D of the Israeli Securities Law 1968.


The SPA
-------

          Following is a summary of the material provisions of the SPA. The full text of the SPA is attached to this Proxy Statement as Annex A. The SPA is
                                                       -------
incorporated into this Proxy Statement by reference, and we urge you to read it carefully.


The Transaction

          Following satisfaction or waiver of all of the conditions to completion of the Transaction contained in the SPA, including the approval and adoption of the SPA and all of the transactions contemplated thereby by the shareholders of the Company and Tdsoft, the Company will purchase all of the issued and outstanding share capital of Tdsoft and will issue to the shareholders of Tdsoft ordinary shares of the Company that will constitute, immediately following such issuance, 75% of the issued and outstanding share capital of the Company. As a result, Tdsoft shall become a wholly-owned subsidiary of the Company. Following consummation of the Transaction, Cisco Systems International BV (a subsidiary of Cisco Systems, Inc.), HarbourVest International Private Equity Partners III - Direct Fund L.P., Israel Growth Fund L.P. and Gemini Israel II L.P. (together with affiliated thereof) (currently major shareholders of Tdsoft) will hold approximately 36%, 20%, 5% and 4%, respectively, of the Company's outstanding share capital.



Effective Time of the Transaction

          The Transaction will be consummated on the second business day following the date on which all conditions to consummation of the Transaction are met or waived in accordance with the terms of the SPA, including approval by the Company's and Tdsoft's shareholders and receipt of all regulatory approvals for the Transaction, all as set forth in the SPA.


          The parties are working to complete the Transaction as quickly as possible. However, the Transaction is subject to various closing conditions. No assurances can be given that the parties will obtain the necessary approvals or that such approvals will be obtained in a timely manner.

          APPROVAL BY THE SHAREHOLDERS OF THE COMPANY OF THE MATTERS SET FORTH IN ITEMS 2 THROUGH 8 OF THIS PROXY STATEMENT ARE CONDITIONS TO THE OBLIGATION OF TDSOFT TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THE SPA. ACCORDINGLY, IF

ANY OF THE MATTERS SET FORTH IN ITEMS 2 THROUGH 8 BELOW IS NOT APPROVED BY THE COMPANY'S SHAREHOLDERS, TDSOFT MAY DECIDE, IN ITS SOLE DISCRETION, NOT TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THE SPA.


Bring Along of Tdsoft Shareholders

          As of the date hereof, shareholders of Tdsoft owning beneficially an aggregate of approximately 91% of Tdsoft's issued share capital have signed the SPA. The SPA provides that, for purpose of the Companies Law and the Amended Articles of Association of Tdsoft, effective as of the adoption of such Amended Articles of Association by the shareholders of Tdsoft, the SPA will be deemed to be (i) an offer by the Company for the purchase of all issued and outstanding ordinary shares (on an as-converted basis) of Tdsoft which is conditioned upon the sale of all of the outstanding ordinary shares (on an as-converted basis) of Tdsoft and (ii) an acceptance of such offer by all Tdsoft shareholders who have duly executed the SPA. The percentage of Tdsoft shareholders that already signed the SPA triggers the bring along of the other shareholders of Tdsoft in accordance with the Companies Law and Tdsoft's Amended Articles of Association.

          In addition, immediately following the execution of the SPA the Company provided, in accordance with Section 341 of the Companies Law and Tdsoft's Amended Articles of Association, written notice to each Tdsoft shareholder that did not duly execute and deliver the SPA, that the Company wishes to purchase such shareholder's Tdsoft shares under the terms and conditions of the SPA. After satisfactory completion of the necessary procedures under Section 341 of the Companies Law and Tdsoft's Amended Articles of Association and provided that no injunction against the Transaction is issued by a court of competent jurisdiction and not removed, Tdsoft will register the Company as the owner of all the Tdsoft shares held by such shareholders as of the closing under the SPA, and at such closing, if there are any Tdsoft shareholders that shall not have signed the SPA, the Company will provide written instructions to its transfer agent to issue to such Tdsoft shareholders certificates representing the Company shares issuable to them under the SPA, which instructions will state that all such share certificates will be delivered to Tdsoft to be held thereby in trust for such Tdsoft shareholders.


Directors and Officers of the Company after the Transaction

          As set forth in Item 3 below, the board of directors is recommending that you vote for the election of each of Messrs. Joseph Albagli (the current Chief Executive Officer and a member of the board of directors of Tdsoft), Ilan Rosen (the current Chairman of the board of directors of Tdsoft), Robert Wadsworth (currently a member of the board of directors of Tdsoft) and Joseph Atsmon (an independent industry expert) to the Company's board of directors upon completion of the Transaction (additional information with respect to each of the foregoing nominees is set forth below under "Item 3 - Election of Directors"). The following persons will continue to serve on the board of directors until the earlier of the expiration of the term for which they were elected, their resignation or their replacement in accordance with the articles of association of the Company and the Companies Law: Dr. Elon Ganor (the current

Chief Executive Officer and Chairman of the board of directors) and Yoav Chelouche and Michal Even-Chen, who are the external directors of the Company. Messrs. Douglas Dunn and Lior Haramaty will resign from the Company's board of directors upon consummation of the Transaction, and Mr. Ami Tal's term as a director of the Company will expire at the Meeting.

          Upon completion of the Transaction, Mr. Joseph Albagli will become the Chief Executive Officer of the Company, Mr. Raphael Weisler (the current Chief Financial Officer of Tdsoft) will become the Chief Financial Officer of the Company and Dr. Elon Ganor and Mr. Hugo Goldman shall cease to serve as Chief Executive Officer and Chief Financial Officer, respectively, of the Company.


Representations and Warranties

          The SPA contains representations and warranties made by each of the Company and Tdsoft relating to, among other things:

     o    organization and qualification of each of them and their subsidiaries;

     o    the capital structure of each of them;

     o the authority of each of them to enter into the SPA, subject to required shareholder vote and board approval;

     o    no conflict with laws and required filings and consents;

     o    compliance with applicable laws and permits;

     o SEC filings (only by the Company) and financial statements (in the case of Tdsoft, drafts thereof);

     o    absence of undisclosed liabilities;

     o    absence of certain changes or events since December 31, 2004;

     o    absence of litigation;

     o    employee matters and benefit plans;

     o    title to property and leased property;

     o    tax matters;

     o    intellectual property matters;

     o    material contracts;

     o    insurance coverage;

     o    agreements and other relationships with related parties;

     o    governmental grants, incentives and subsidies;

     o    opinion of financial advisor (only by the Company); and

     o    no payment of fees to brokers.

          In addition, the SPA contains certain representations and warranties by Tdsoft's shareholders relating to, among other things:

     o    organization and qualification of such shareholders that are entities;

     o authority of such shareholders that are entities to enter into the SPA;

     o    no conflict with laws and required filings and consents;

     o    their ownership of the issued and outstanding share capital of Tdsoft;
          and

     o their status as investors capable of understanding and assuming the risks involved in investing in the Company's shares, either by themselves or through the advice of financial advisors.

          Many of the representations of the Company, Tdsoft and the Tdsoft shareholders are qualified by materiality, knowledge or a material adverse effect standard.

          The representations and warranties of the parties contained in the SPA will survive the consummation of the Transaction for a period of twelve months; except that the Tdsoft shareholders' representations and warranties relating to their ownership of the Tdsoft shares and the representations and warranties of each of the Company and Tdsoft as to its capitalization will survive the consummation of the Transaction and continue until expiration of all applicable statutes of limitations and except in case of fraud or in case of a misrepresentation knowingly made by a party.


The Company's and Tdsoft's conduct of business before completion of the Transaction

          Except as specifically permitted by the SPA, during the period between the signing of the SPA and consummation of the Transaction (or the earlier termination of the SPA), each of the Company and Tdsoft will use commercially best efforts to:

     o    preserve its current business;

     o retain the services of its present officers, employees and agents so as to ensure compliance with the conditions to consummation of the Transaction; and

     o maintain good business relationships with third parties having material business dealings with it.

          The Company and Tdsoft also agreed that, until consummation of the Transaction (or the earlier termination of the SPA), subject to certain exceptions and unless the other party consents in writing, each of them will not do, or agree to commit to do, any of the following:

     o make any capital expenditure in excess of $25,000 or $50,000 in the aggregate;

     o make any change in the rate of compensation, commission, bonus or other remuneration payable or to become payable to any of its directors, officers, employees or agents or amend any benefit plan;

     o sell, assign, lease or transfer any right or assets or otherwise acquire, lease or license any right or other asset or assume any liability, other than in the ordinary course of business;

     o make any change in its accounting methods, policies or principles, other than as required by rules of applicable accounting or regulatory bodies;

     o    waive or release any rights or claims of material value;

     o amend its memorandum or articles of association, except for any amendment contemplated under the SPA;

     o take any action with respect to tax matters (except the payment of taxes in the ordinary course of business);

     o transfer, issue, pledge or otherwise encumber any securities, except pursuant to the exercises of options or warrants;

     o declare or pay any dividend or other distribution, or redeem, repurchase or otherwise acquire any of its securities or any rights to acquire any such securities; or accelerate the vesting schedule or otherwise revise any terms of any outstanding option;

     o incur, assume, create or guarantee any indebtedness for borrowed money of any other person, or any loan (other than employee advances for travel and except as may be required to continue such party's business in the ordinary course);

     o subject any of its assets or properties to any lien, encumbrance or other restriction or limitation, except for liens, encumbrances and other restrictions and limitations created by law without cooperation of such party;

     o    acquire or agree to acquire any business;

     o solicit or facilitate (including through discussions, negotiations or the entering into any letter of intent or similar document relating
          to) any proposal for the acquisition thereof or an inquiry in this respect or furnish any nonpublic information regarding such party in connection with or in response to such an acquisition proposal;

     o enter into any transaction with any affiliate (other than pursuant to currently existing agreements, and reimbursements of ordinary and necessary business expenses of employees or directors incurred in connection with their employment with or service to such party);

     o amend in any material respect or terminate (other than by completion or expiration thereof) any existing material contract or enter into any material contract, except for amendments and contracts which do not impose any material liabilities on such party (except for customer agreements for the sale or license of products or the provision of services entered into in the ordinary course of such party's business that do not contain provisions that are reasonably expected to create a material new liability;

     o purchase any real property or enter into any lease (including any capitalized lease obligations);

     o    cancel, terminate or fail to renew any existing insurance policy;

     o    hire new employees or terminate any key employee; or

     o    commence or settle any legal proceedings.

          Each of the Company and Tdsoft agreed to consider in good faith and in a reasonably expedited manner any request made by the other party to do any of the foregoing, but no later than three (3) days after all relevant information has been provided by the other party, and not to withhold its consent other than for reasons that are commercially reasonable.

          For the purposes of administering actions taken by the Company, the parties agreed to form a steering committee, which will be comprised of representatives of both the Company and Tdsoft. The steering committee will meet regularly on a semi-weekly basis or on such more frequent basis as the members of the steering committee may deem necessary and discuss in good faith taking any of the transactions and actions set forth above by the Company before any determination is made by the Company.

Treatment of Options held by Tdsoft Employees, Directors and Consultants

          The parties agreed that at the closing of the SPA, (i) the Company will adopt each Tdsoft option plan under which there will be outstanding options and (ii) each outstanding option to purchase ordinary shares of Tdsoft will, automatically and without any further action on the part of the holder thereof, be assumed and converted by the Company into an option to purchase ordinary shares of the Company. Each such assumed option shall be subject to the same vesting arrangement that shall have been applicable to it immediately prior to the closing under the SPA, and no vesting acceleration of these options shall occur solely by reason of the consummation of the Transaction. Except as set forth in the next paragraph, each such assumed option shall remain subject to the terms set forth in the respective Tdsoft option plan pursuant to which it shall have been granted.

          The number of ordinary shares of the Company underlying each assumed option and the exercise price thereof shall be adjusted to reflect certain exchange ratios that are described in the SPA and which are based, among other factors, on the valuation of the Company and Tdsoft as reflected in the SPA and the percentage of ordinary shares of the Company that will be held by the founders and employees of Tdsoft immediately following the closing under the SPA.


Proxy Statement; Company Shareholder Meeting

          The Company agreed to cause this Proxy Statement to be mailed to the Company's shareholders as promptly as practicable after the date the SPA is signed and to submit a copy of this Proxy Statement to the SEC on Form 6-K. The Company also agreed that this Proxy Statement will include the recommendation of the Company's board of directors to the Company's shareholders to approve and adopt the SPA and the transactions contemplated thereby, including without limitation approval of all matters referred to in items 2 through 8 of this Proxy Statement.

          The Company agreed that, if any event relating to the Company occurs, or if the Company becomes aware of any information, that should be disclosed in a supplement to this Proxy Statement, it will promptly inform Tdsoft of such event or information and shall, in accordance with the procedures set forth above, (i) prepare and submit to the SEC a Form 6-K that shall include such amendment or supplement as soon thereafter as is reasonably practicable, and
(ii) if appropriate, cause such supplement to be mailed to the shareholders of the Company or otherwise inform the Company's shareholders of such events.


Tdsoft Shareholders Meeting

          On October 27, 2005, Tdsoft held a general meeting of its shareholders, at which the shareholders approved and adopted the SPA and the transactions contemplated thereby, subject to the satisfaction or waiver of all other closing conditions which by their terms are to be satisfied at or immediately prior to the closing under the SPA. The holders of approximately 91% of Tdsoft's outstanding share capital have signed an undertaking and an irrevocable proxy in favor of a representative of the Company to vote at such meeting for the approval of the SPA and the transactions contemplated thereby, which percentage was sufficient for the approval by the Tdsoft shareholders of the SPA and the transactions contemplated thereby.


No Solicitation of Transaction; Superior Proposals

          As described above, each of the Company and Tdsoft agreed, from the date of signing of the SPA and until the closing thereunder (or the earlier termination thereof) not to solicit, initiate, induce, facilitate or encourage the making, submission or announcement of any proposal for the acquisition thereof or an inquiry in this respect, furnish any nonpublic information about such party in connection with or in response to such an acquisition proposal or acquisition inquiry; engage in discussions or negotiations with any person with respect to any such acquisition proposal or acquisition inquiry, approve, endorse or recommend any such acquisition proposal or acquisition inquiry; or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any such acquisition proposal or acquisition inquiry.

          Without limiting the foregoing, each of the Company and Tdsoft may terminate the SPA, prior to the approval of the Transaction by its respective shareholders and following receipt by it of a Superior Proposal (as defined below), if a Superior Proposal has been made, has not been withdrawn and continues to be a Superior Proposal. A "Superior Proposal" means any written acquisition proposal that a majority of the members of the board of directors of the Company or Tdsoft, as the case may be, determine in good faith, after consultation with outside legal counsel and financial advisors, (i) provides to the shareholders of the Company or Tdsoft, as the case may be, a value that exceeds the value to be reflected thereto pursuant to the SPA, (ii) would result in a transaction, if consummated, that would be more favorable to the shareholders of the Company or Tdsoft, as the case may be (taking into account all facts and circumstances, including all legal, financial, regulatory and other aspects of the proposal and the identity of the offeror) than the transactions contemplated by the SPA, (iii) is reasonably likely to be consummated in a timely manner (taking into account all legal, financial, regulatory and other relevant considerations), and (iv) is made by a person or group of persons that provide the Company or Tdsoft, as the case may be, with reasonable evidence that such person or group of persons has or will have sufficient funds or committed financing to complete such acquisition proposal (with respect to a Superior Proposal that contemplates a cash consideration).

          The parties agreed that the party terminating the SPA due to the receipt thereby of a Superior Proposal shall pay the other party certain termination fees. Please see "SPA - Expenses; Termination Fee" on page 40 of this Proxy Statement.


Confidentiality; Access to Information

         The Company and Tdsoft agreed that no press release or announcement concerning the transactions contemplated by the SPA will be issued by any of them without the prior written consent of the other, except as such release or announcement may be required by law, rule or regulation or under the SPA, in which case the party required to make the release or announcement will allow the other party reasonable time (subject to the timing required under the law for such release or announcement to be made) to comment on such release or announcement in advance of such issuance.

         The parties agreed to provide to each other and to each other's representatives reasonable access during normal business hours to the properties, books, records, employees and representatives of such party to make or cause to be made such investigation of the other party and of the assets and liabilities and financial and legal condition thereof as such party reasonably deems necessary or advisable, provided that any such investigation will not interfere unnecessarily with normal operations of the other party.


Israeli Tax Rulings

         Tdsoft agreed to file with the Israeli Income Tax Commissioner applications for two rulings. The first application will be for a ruling (the "Option Tax Pre-Ruling") that (A) confirms that the adoption by the Company of the Tdsoft option plans and the replacement of the Tdsoft options with the Company options in accordance with the provisions of the SPA will not result in a requirement for an immediate Israeli tax payment and that the Israeli taxation will be deferred until the exercise of the assumed options, or in the case of Tdsoft options replaced by Company options that are subject to Section 102 of the Israeli Income Tax Ordinance (a "Deferred Tax Plan"), until the actual sale of the underlying Company shares by the holders of such Company options; (B) confirms that the "lock-up period" under any Deferred Tax Plan will not be restarted as a result of the replacement of the Tdsoft options with Company options; and (C) confirms that the issuance of any of the Company ordinary shares pursuant to the SPA in exchange for ordinary shares of Tdsoft held in trust under a Deferred Tax Plan will not result in an immediate taxable event if such issuance is made directly to the Deferred Tax Plan trustee and until such time as such portion of the ordinary shares is subsequently sold by the person entitled thereto, whether at the end of the statutory holding period or otherwise, in accordance with the terms of such ruling.

         The second application will be for a ruling that (A) exempts the Company and the Tdsoft shareholders representative committee (described below under "Shareholders Representative Committee") from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the SPA as part of the consideration to the Tdsoft shareholders, or clarifies that no such obligation exists; or (B) clearly instructs the Company and the Tdsoft shareholders representative committee how such withholding at source is to be executed, and in particular, the rate or rates of withholding to be applied.

Conditions to Completion of the Transaction

          The Company's and Tdsoft's obligations to effect the closing of the SPA and all of the transactions contemplated thereby are subject to the satisfaction or waiver of the following conditions:

     o No legal action shall have been instituted or pending which is reasonably likely to make illegal, or to otherwise restrain or prohibit, the consummation of the Transaction and there shall not exist any law or regulation or any other action taken by any governmental authority that has resulted, or could reasonably be expected to result in any of such consequences;

     o All third party consents and orders of all persons required to be obtained prior to the closing in connection with the execution, delivery and performance of the SPA by the Company, Tdsoft and the Tdsoft shareholders or the consummation of the Transaction thereby, including all required governmental approvals, shall have been obtained and shall be in full force and effect;

     o In the event that any Tdsoft shareholders are forced to sell their shares in accordance with Section 341 of the Companies Law and Tdsoft's amended Articles of Association (as explained under "The SPA
          - Bring Along of Tdsoft Shareholders" above), the 30-day period under
          Section 341 of the Companies Law shall have expired; and

     o Each of (i) the SPA and all of the transactions contemplated by the SPA, (ii) the issuance of shares to the Tdsoft shareholders in accordance with the SPA, (iii) the increase of the Company's authorized share capital (as described in Item 2 below), (iv) the appointment of Joseph Albagli, Ilan Rosen, Robert Wadsworth and Joseph Atsmon as members of the board of directors of the Company, (v) a consulting agreement between the Company and Ilan Rosen (subject to his appointment as a director of the Company following the closing of the SPA), (vi) the grant to Dr. Ganor of options to purchase 200,000 ordinary shares of the Company and the grant to Michal Even Chen and Yoav Chelouche of options to purchase 160,000 and 140,000, respectively, ordinary shares of the Company, (vii) the entering by the Company into indemnification agreements with each of Joseph Albagli, Ilan Rosen, Robert Wadsworth, Joseph Atsmon, Elon Ganor, Yoav Chelouche and Michal Even Chen and (viii) the increase of the number of ordinary shares of the Company underlying the Company's 2003 Master Stock Option Plan by 7,500,000 ordinary shares, will be approved by the Company's shareholders in accordance with the terms of the Company's articles of association and the Companies Law.

         In addition, the obligation of the Company to effect the closing of the SPA and all of the transactions contemplated thereby is subject to the satisfaction or waiver of the following conditions:

     o The representations and warranties of Tdsoft and its shareholders set forth in the SPA will be true and correct in all respects, as of the date of the SPA and as of the closing date as though made on and as of the date of the SPA and as of the closing date (except for events that shall occur following the signing of the SPA and prior to the closing date, which shall be disclosed at the closing) , except for any failures of such representations and warranties to be true and correct in all respects that, taken as a whole, would not be reasonably expected to result in a material adverse effect on Tdsoft;

     o Each and all of the covenants and agreements of Tdsoft and its shareholders to be performed or complied with pursuant to the SPA on or prior to the closing date shall have been performed and complied with in all material respects;

     o Tdsoft and it shareholders shall have delivered to the Company certain documents as set forth in the SPA;

     o The SPA and the transactions contemplated thereby shall have been approved by the shareholders of Tdsoft in accordance with the terms of Tdsoft's Amended Articles of Association and any relevant agreement by and among such shareholders; and

     o A certain investors rights and shareholders agreement among Tdsoft and certain of its shareholders shall have been duly terminated.

          In addition, the obligation of Tdsoft and its shareholders to effect the closing of the SPA and all of the transactions contemplated thereby is subject to the satisfaction or waiver of the following conditions:

     o The representations and warranties of the Company set forth in the SPA will be true and correct in all respects, as of the date of the SPA and as of the closing date as though made on and as of the date of the SPA and as of the closing date (except for events that shall occur following the signing of the SPA and prior to the closing date, which shall be disclosed at the closing), except for any failures of such representations and warranties to be true and correct in all respects that, taken as a whole, would not be reasonably expected to result in a material adverse effect on the Company;

     o Each and all of the covenants and agreements of the Company to be performed or complied with pursuant to the SPA on or prior to the closing date shall have been performed and complied with in all material respects;

     o The Company shall have delivered to Tdsoft certain documents as set forth in the SPA;

     o The Option Tax Pre-Ruling shall have been obtained and shall be in form and substance reasonably satisfactory to Tdsoft;

     o Each of (i) the Shareholders Agreement dated as of January 19, 1998 by and among certain shareholders of the Company, and (ii) certain provisions of that Share Purchase Agreement dated as of December 29, 1997 between the Company and Deutsche Telekom AG, shall have been terminated by all respective parties thereto; and the Company will obtain the waiver by Deutsche Telekom AG of any rights it may have had with respect to certain issuances of securities by the Company;

     o The shareholders of Tdsoft shall have approved the adoption of Tdsoft's Amended Articles of Association;

     o No permanent or temporary receiver or liquidator shall have been appointed over all or a substantial part of the assets of the Company;

     o The Israeli Securities Authorities shall have issued a certain exemption relating to the assumption by the Company of the Tdsoft options and replacement of such options with options to purchase ordinary shares of the Company; and

     o The shareholders of the Company shall have approved (i) the terms of employment of Joseph Albagli as the Company's Chief Executive Officer following the closing under the SPA, including the issuance of options to Mr. Albagli to purchase 1,777,998 ordinary shares of the Company, and the terms of a consulting agreement between the Company and Ilan Rosen, and (ii) the grant to each of Ilan Rosen, Robert Wadsworth and Joseph Atsmon of options to purchase 200,000 ordinary shares of the Company.


Termination of the SPA

         The SPA may be terminated at any time prior to the closing thereof:

     o by the mutual written agreement of the Company, Tdsoft and the Tdsoft shareholders representative committee;

     o by each of the Company and Tdsoft, in the event that the closing under the SPA shall not have occurred within 60 days after the date of signing of the SPA (i.e., by December 26, 2005), provided that the right to terminate the SPA under this provision shall not be available to any party whose failure to fulfill any obligation under the SPA shall have been the cause of, or results in, the failure of the closing to occur on or before such date;

     o by written notice by the Company to Tdsoft and the Tdsoft shareholders representative committee, or by Tdsoft or the Tdsoft shareholders representative committee to the Company, if there shall have been a breach of any covenant or agreement on the part of Tdsoft or any Tdsoft shareholder, on the one hand, or on the part of the Company, on the other hand, set forth in the SPA or any other document contemplated by the SPA which is material to the SPA as a whole, or if any representation or warranty of Tdsoft or any Tdsoft shareholder, on the one hand, or the Company, on the other hand, set forth in the SPA or any other document contemplated thereby shall have become untrue in a manner which constitutes a material adverse effect on Tdsoft or the Company, respectively, provided that if such breach or misrepresentation is curable by Tdsoft or such Tdsoft shareholder, on the one hand, or by the Company, on the other hand, then the party wishing to terminate the SPA under this provision shall give written notice of such breach or misrepresentation to the other party and shall be entitled to give the notice of termination if such breach or misrepresentation shall not have been cured within 30 days from the date of the notice of such breach or misrepresentation;

     o if there shall be any law that makes consummation of the Transaction illegal or otherwise prohibited or any ruling, judgment, injunction, order or decree of any governmental authority having competent jurisdiction enjoining the Company or Tdsoft from consummating the Transaction is entered and the ruling, judgment, injunction, order or decree shall have become final and non-appealable and, prior to that termination, the parties shall have used reasonable efforts to resist, resolve or lift, as applicable, any law, ruling, judgment, injunction, order or decree; or

     o by the Company or Tdsoft, prior to the approval of the Transaction by its respective shareholders and following receipt by it of a Superior Proposal (as described above), if a Superior Proposal has been made, has not been withdrawn and continues to be a Superior Proposal; provided that the party wishing to terminate the SPA under this provision shall not be permitted to do so unless it pays the other party the termination fee described below.


Expenses; Termination Fee

          Subject to the following sentence, each of the Company and Tdsoft will bear its own expenses incurred in connection with the SPA. If a party terminates the SPA due to the receipt by it of a Superior Proposal and such Superior Proposal is not consummated within 150 days after termination of the SPA, the terminating party will pay the non-terminating party its costs and expenses, up to $250,000, and if the Superior Proposal is consummated within 150 days after termination of the SPA, the terminating party will pay the non-terminating party $1,000,000.

Indemnification

          The SPA provides that, except as set forth in the following sentence, the representations and warranties made by the Company, Tdsoft and the Tdsoft shareholders in the SPA will terminate and expire upon the closing of the SPA. The Tdsoft shareholders' representations and warranties relating to their title to the Tdsfot shares that will be transferred to the Company at the closing of the SPA, Tdsoft's representations and warranties relating to its capitalization and the Company's representations and warranties relating to its capitalization and the valid issuance of the ordinary shares to be issued to the Tdsoft shareholders at the closing of the SPA will survive the closing of the SPA and will continue until expiration of the applicable statutes of limitation. The SPA provides that each Tdsoft shareholder will indemnify the Company, severally and not jointly with the other Tdsoft shareholders, for damages incurred by the Company resulting from (i) any breach of any representation or warranty made by such Tdsoft shareholder with respect to its ownership of Tdsoft shares, (ii) any breach of any representation or warranty made by Tdsoft with respect to its capitalization, (iii) any claims by any Tdsoft shareholder in connection with the distribution of the Company ordinary shares to be issued at the closing under the SPA in accordance with an exhibit to the SPA provided by Tdsoft and
(iv) any breach or violation of any covenant or agreement of such Tdsoft shareholder or of Tdsoft. The Company will indemnify the Tdsoft shareholders for damages incurred by such shareholders resulting from (i) any breach of any representation or warranty made by the Company with respect to its capitalization or the valid issuance of the ordinary shares to be issued to the Tdsoft shareholders at the closing of the SPA or (ii) any breach or violation of any covenant or agreement of the Company.

          The indemnification amounts payable by the Company and by the Tdsoft shareholders under the SPA with respect to breaches of their respective covenants or agreements shall not exceed in the aggregate $500,000. The aggregate indemnification amount payable by each Tdsoft shareholder with respect to (i) a breach by such Tdsoft shareholder of its representations and warranties relating to its ownership of Tdsoft shares, (ii) a breach by Tdsoft of its representations and warranties relating to its capitalization and (iii) claims made by any Tdsoft shareholder against the Company in connection with the distribution of the Company ordinary shares to be issued at the closing under the SPA in accordance with an exhibit to the SPA provided by Tdsoft, shall not exceed the value (based on a calculation of the share price on the date of closing) of the Company ordinary shares allocated to such Tdsoft shareholder pursuant the exhibit referred to in clause (iii). The indemnification amounts payable by the Company with respect to breaches of its representations and warranties relating to its capitalization or the valid issuance of the ordinary shares to be issued to the Tdsoft shareholders at the closing of the SPA will not be subject to a maximum amount.

          In addition, the Company will not be entitled to be indemnified by the Tdsoft shareholders and the Tdsoft shareholders will not be entitled to be indemnified by the Company with respect to any claims until the aggregate amount of damages actually incurred by the indemnified party with respect to such claims exceeds $50,000 in the aggregate, in which event the indemnifying party will be responsible for the full amount of such damages.

          All successful claims for indemnification under the SPA will be payable through, as the case may be, the transfer to the Company from the Tdsoft shareholders of Company ordinary shares or the issuance by the Company to the Tdsoft shareholders of new Company ordinary shares, in each case up to the maximum number of such shares described herein. The maximum number of Company ordinary shares that may be transferred to the Company or issued to the Tdsoft shareholders, as the case may be, will be equal to such number of Company ordinary shares that will have, as of the date of closing under the SPA, a value (based on a calculation of the share price on the date of closing) equal to $500,000 (as such number may be adjusted for stock splits, combinations and like events), provided that in no event shall the number of shares used for indemnification under the SPA exceed 110% of the number of Company ordinary shares having a value, as of the date of the signing of the SPA (based on a calculation of the share price on the date of the signing of the SPA) equal to $500,000 (as such number of shares used for indemnification may be adjusted for stock splits, combinations and like events).


Registration Rights Agreement

          At the closing of the Transaction, the Company will enter into a registration rights agreement with each Tdsoft shareholder, pursuant to which, among other things, (i) the Tdsoft shareholders will have the right (subject to certain requirements) to demand that the ordinary shares issued to them pursuant to the SPA will be registered with the SEC, which right shall be exercisable commencing nine months following the closing of the SPA, (ii) unlimited piggyback registrations rights in connection with offerings for the account of the Company; and (iii) unlimited registrations rights under a Form F-3 or similar shelf registration statement (subject to certain requirements). All of the foregoing registration rights shall terminate seven years following the closing of the SPA.


Undertaking Agreements and Irrevocable Proxies

          The following is a summary of the material provisions of the undertaking agreements and irrevocable proxies entered into by certain principal shareholder of the Company and by each Tdsoft shareholder that has signed the SPA. The full text of the form of undertaking agreement and irrevocable proxy is attached to this Proxy Statement as Annex D.
                                    -------

          In connection with the execution of the SPA, as an inducement to the Company and Tdsoft to enter into the SPA, each of La Cresta International Trading Inc., Dr. Elon Ganor, Ami Tal and Lior Haramaty, shareholders of the Company, holding together 1,292,554 ordinary shares, or approximately 8.6% delivered to Tdsoft, and each Tdsoft shareholder that signed the SPA delivered to the Company, an undertaking agreement and proxy pursuant to which, among other things, each such person agreed, subject to the terms and conditions therein, (i) not to transfer any of such person's securities (or the voting rights thereof) of the Company or Tdsoft (as the case may be), except to certain permitted transferees, (ii) to cause all securities of the Company or Tdsoft (as the case may be) owned by such person to be voted in favor of the SPA and the transactions contemplated thereby (including in the case of shareholders of the Company, in favor of the matters set forth in items 2 through 8 of this Proxy Statement) , and (iii) to cause all securities of the Company or Tdsoft, as the case may be, owned by such person to be voted against (A) any acquisition, merger, consolidation or other business combination involving the Company or Tdsoft, as the case may be, or any its shareholders; (B) any sale or transfer of a material portion of the rights or other assets of the Company or Tdsoft, as the case may be; (C) any reorganization, recapitalization, dissolution or liquidation of the Company or Tdsoft, as the case may be; (D) any change in a majority of the board of directors of the Company or Tdsoft, as the case may be;
(E) any amendment to the memorandum of association or articles of association of the Company or Tdsoft, as the case may be, other than as contemplated by the SPA; and (F) any other action that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the SPA or any of the other transactions contemplated by the SPA and the other agreements contemplated thereby.

          Each undertaking agreement and irrevocable proxy will remain effective until the earlier of (a) the termination of the SPA by the parties thereto, (b) the termination of such undertaking and irrevocable proxy by the parties thereto, or (c) the date on which the Transaction is completed.


Voting Arrangements among shareholders of Tdsoft

          In addition, following the closing under the SPA, certain shareholders of Tdsoft, which are expected to hold in the aggregate approximately 70% of the Company's outstanding share capital following completion of the Transaction, are expected to enter into an agreement pursuant to which, among other things, they will vote (or cause to be voted) at general meetings of shareholders of the Company all of their shares of the Company (i) for the election of the following persons to the board of directors of the Company and for any other resolution which is necessary in order to facilitate such election; and (ii) against any resolution the effect of which is to prevent or impede such election:

     o one (1) nominee designated by the holders of a majority of the Company ordinary shares to be held by the founders of Tdsoft (i.e., Joseph Albagli, Arye Shaham, Eytan Radian and affiliated companies), who initially will be Mr. Joseph Albagli, currently the Chief Executive Officer of Tdsoft (who is expected to become the Chief Executive Officer of the Company following completion of the Transaction), and who will be designated to serve until the annual general meeting of the Company to be held in 2008, unless he resigns from this position;

     o one (1) nominee designated by HarbourVest (initially Mr. Robert Wadsworth), who will be designated to serve until the annual general meeting of the Company to be held in 2008, unless he resigns from this position;

     o one (1) nominee designated in writing by the holders of the majority of the Company ordinary shares held collectively by HarbourVest, Cisco Systems Inc. and the founders of Tdsoft, as a group (initially Mr. Ilan Rosen), who will be designated to serve until the annual general meeting of the Company to be held in 2007, unless he resigns from this position;

     o two (2) external directors (as required under the Companies Law) recommended by the board of directors of the Company, assuming the Company is obliged under the Companies Law to nominate external directors; and

     o one (1) other nominee who shall be an industry expert and deemed "independent" for purposes of relevant securities laws, as determined by a majority of the members of the Company's board of directors (initially Mr. Joseph Atsmon), who will be designated to serve until the annual general meeting of the Company to be held in 2007, unless he resigns from this position.

          The term of this Voting Agreement is five years. A copy of the agreement is attached to this Proxy Statement as Annex E.
                                                 -------


Shareholders Representative Committee

          The Tdsoft shareholders have appointed Joseph Albagli, Ilan Rosen and Yoav Samet as the Tdsoft shareholders representative committee. The shareholders representative committee has been authorized by the Tdsoft shareholders (i) to take all action necessary in connection with the defense, negotiation and/or settlement of any claims for which the Tdsoft shareholders may be required to indemnify the Company and any claim for which the Company may be required to indemnify the Tdsoft shareholders, (ii) to give and receive all notices required to be given and take all action required or permitted to be taken under the SPA and other agreements contemplated thereby, (iii) to execute and deliver all agreements, certificates and documents required or deemed appropriate by the shareholders representative committee in connection with, and for the implementation of, any of the transactions contemplated by the SPA; (iv) to engage special counsel, accountants and other advisors and incur such other expenses in connection with any of the transactions contemplated by the SPA; and
(vi) to take such other action as the shareholders representative committee may deem appropriate, including: (a) agreeing to any modification or amendment of the SPA and executing and delivering an agreement of such modification or amendment; (b) taking any actions required or permitted under the SPA; and (c) all such other matters as the shareholders representative committee may deem necessary or appropriate to carry out the intents and purposes of the SPA.

          All fees and expenses incurred by the shareholders representative committee in connection with the SPA will be paid by the Tdsoft shareholders in proportion to the respective amounts of Company ordinary shares to be issued to them.


Interest of Directors of the Company

In considering the recommendation of the Company's board of directors, you should be aware that our directors have certain interests in the Transaction that are different from, or in addition to, your interests as a shareholder. Each of the members of the Company's board of directors and its audit committee was aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, when it approved, adopted and authorized the SPA and the transactions contemplated thereby. These interests include the following:

     o For a period of seven years after the closing of the SPA, the Company will make commercially reasonable efforts to maintain in effect the existing directors' and officers' liability insurance, covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy with respect to claims arising from acts or events which occurred before the closing, on terms substantially similar to those contained in the existing policy, provided that the Company will not be required to pay annual premiums for the existing policy or for any substitute policies in excess of US$270,000 (and if any future annual premium exceeds such premium, the Company will be entitled to reduce the amount of coverage of the existing policy or any substitute policies to the amount of coverage that can be obtained for a premium equal to such premium).

     o If at any time during the seven years following the closing of the SPA the Company obtains directors' and officers' liability insurance with coverage that is broader than the coverage under the existing policy, the Company shall cause the currently-covered persons to be covered by the broader policy through the end of the seven-year period, provided that the inclusion of these persons in the broader policy will not increase the premium payable by the Company with respect to the broader policy.

     o For a period of seven years after the closing under the SPA, the Company will not amend any provision of its articles of association in a manner that will, or will be reasonably expected to, adversely affect the insurance and indemnification of the persons who are currently covered by the Company's directors' and officers' liability insurance policy.

     o The existing indemnification agreements of three members of the board of directors of the Company, namely Dr. Elon Ganor, Michal Even Chen and Yoav Chelouche, will continue to be in effect in accordance with their terms for a period of 12 months following the closing under the SPA only with respect to claims relating to fundamental decisions made by them as directors of the Company during the six-month period prior to the date of the SPA. All other claims against them in their capacity as directors of the Company will be subject to indemnification under the new indemnification agreement with the Company in the same form that is to be entered into by the Company and each of the new members of the board of directors (subject to the approval by the Company's shareholders of the matters set forth in
          Item 7 below), which provides for broader coverage but includes a lower amount for the maximum aggregate indemnification obligation of the Company.

     o In accordance with the current terms of employment of Dr. Elon Ganor by the Company, as a result of the consummation of the Transaction (and with respect to clause (ii) below, in connection with the termination of the employment of Dr. Elon Ganor as the Company's Chief Executive Officer upon the consummation of the Transaction), (i) any un-vested portion of the options held by Dr. Ganor to purchase ordinary shares of the Company shall immediately vest and become fully exercisable, and (ii) Dr. Ganor will be entitled to a two-month prior notice period and 18 months of continued retirement payments after the end of the notice period, in addition to severance payments. Under Dr. Ganor's original employment agreement, Dr. Ganor was entitled to a notice period and a continued salary period which are greater than set forth above; however, Dr. Ganor has agreed to waive some of his rights in connection with the proposed Transaction.


                                   * * * * *


          It is proposed that the following resolution be adopted at the
          Meeting:

               "RESOLVED, to adopt, approve and authorize in all respects the Share Sale and Purchase Agreement dated as of October27, 2005 by and among the Company, Tdsoft Ltd., a privately held Israeli company ("Tdsoft"), and shareholders of Tdsoft, and all of the transactions contemplated thereby, including without limitation, the purchase by the Company all of the issued and outstanding share capital of Tdsoft and the issuance to the shareholders of Tdsoft of ordinary shares of the Company in an aggregate amount constituting 75% of the issued and outstanding share capital of the Company immediately following such issuance; and to approve and authorize the issuance by the Company to the Tdsoft shareholders of such new Company ordinary shares pursuant to the terms of the SPA."

          The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the foregoing resolution. The audit committee of the board of directors and the board of directors each approved the foregoing resolution. The board of directors recommends that the shareholders vote "FOR" approval of the foregoing resolution.



           ITEM 2 - ADOPTION OF AMENDMENTS TO ARTICLES OF ASSOCIATION

          At the Meeting, the shareholders will be requested to approve an amendment to the Company's articles of association pursuant to which the Company's authorized share capital will be increased from NIS 500,000, divided into 50,000,000 ordinary shares, par value NIS 0.01 per share, by NIS 1,000,000 to NIS 1,500,000, divided into 150,000,000 ordinary shares, par value NIS 0.01 per share. In addition, the shareholders will be required to approve certain other amendments intended to conform the provisions of the articles of association with respect to the indemnification, exemption and insurance of the Company's current and future directors and officers to recent amendments to the Companies Law.


Increase in Authorized Share Capital

          Currently, the Company has approximately 31,000,000 ordinary shares available for issuance. Article 5 of the Company's articles of association allows the Company to increase its authorized share capital from time to time, by way of an ordinary resolution of the shareholders. Pursuant to the terms of the SPA, at the closing thereunder the Company will issue to the Tdsoft shareholders an aggregate of over 45,000,000 ordinary shares of the Company. Therefore, the authorized share capital of the Company must be increased by approximately NIS 140,000, divided into 14,000,000 ordinary shares, par value NIS 0.01 per share. In addition, the board of directors believes that in order to ensure greater flexibility in pursuing future transactions involving the Company's share capital, such as financing transactions, it is advisable to further increase the authorized share capital of the Company. Additional ordinary shares are and will be issuable upon exercise of currently outstanding and future options and warrants. Therefore, the board of directors proposes and recommends that the shareholders approve an increase of the Company's authorized share capital to NIS 1,500,000, divided into 150,000,000 ordinary shares, par value NIS 0.01 per share.


Insurance and Indemnity


          Recently, the Companies Law has been amended to permit companies to provide to their directors and officers broader insurance, indemnification and exemption than previously. The board of directors believes that it is in the best interests of the Company and its shareholders to amend the Company's articles of association to provide such broader insurance, indemnification and exemption to the Company's directors and officers.

Other Amendments

          It is proposed that additional amendments be made to the Company's articles of association to comply with or benefit from certain recent amendments to the Companies Law, including without limitation, allowing the board of directors to adopt resolutions without convening a meeting and a more flexible regime regarding the appointment of alternate directors.


Full Text of Proposed Amendments

         The proposed amended articles of association are attached to this Proxy Statement as Annex C. For your convenience, the proposed amendments are marked
             -------
against the existing articles of association.


                                   * * * * *


          It is proposed that the following resolution be adopted at the
          Meeting:

               "RESOLVED, upon and subject to consummation of the Share Sale and Purchase Agreement dated as of October 27, 2005 by and among the Company, Tdsoft Ltd. and shareholders of Tdsoft, to amend Article 4 of the Articles of Association of the Company so as to effect an increase in the authorized share capital of the Company by NIS 1,000,000 from NIS 500,000 to NIS 1,500,000, such that following such increase, the authorized share capital of the Company shall be NIS 1,500,000 and shall be comprised of 150,000,000 ordinary shares, par value
               NIS 0.01 per share; and to effect such other amendments to the Articles of Association set forth in the proposed amended Articles of Association attached to the Proxy Statement as Annex C."


          The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to increase the authorized share capital of the Company and to effect the other amendments to the Company's articles of association as set forth in Annex C to this Proxy Statement. The board of directors recommends that
         -------
the shareholders vote "FOR" the approval of the foregoing resolution. PLEASE NOTE THAT THE APPROVAL OF THIS RESOLUTION IS A CONDITION TO TDSOFT'S OBLIGATION TO CONSUMMATE THE SPA. IF THIS RESOLUTION IS NOT APPROVED, TDSOFT'S SHAREHOLDERS SHALL NOT BE OBLIGATED TO CLOSE THE TRANSACTION. ACCORDINGLY, IF YOU VOTED IN FAVOR OF ITEM 1, YOU ARE STRONGLY URGED TO VOTE IN FAVOR OF THIS ITEM AS WELL.

                         ITEM 3 -- ELECTION OF DIRECTORS


          Article 38 of the Company's articles of association provides that the number of directors shall be not less than 2 and not more than 14. The Company's board of directors is classified into three classes of directors as follows: directors whose term of service expires at the annual shareholders meeting to be held in 2005, directors whose term of service expires at the annual shareholders meeting to be held in 2006 and directors whose term of service expires at the annual shareholders meeting to be held in 2007. In addition, external directors appointed pursuant to the Companies Law serve for a term of three years (and may be appointed for an additional three-year term). The term of Yoav Chelouche as an external director will end in May 2006 (and he may not then be appointed for another term), whereas the term of Michal Even Chen as an external director will end in November 2007 (at which time she may be appointed to serve for an additional three-year term as an external director). Dr. Elon Ganor's term as a member of the board of directors will expire at the annual shareholders meeting to be held in 2006.

          The term of Mr. Ami Tal as a director of the Company will end at the Meeting. Upon consummation of the Transaction, each of Messrs. Lior Haramaty and Douglas M. Dunn will resign from their membership on the board of directors.

          The Company and Tdsoft agreed that, subject to the approval by the Company's shareholders of, and in connection with consummation of the transactions contemplated by, the SPA, the nomination of Messrs. Joseph Albagli, Ilan Rosen, Robert Wadsworth and Joseph Atsmon to the board of directors of the Company will be submitted to the approval of the Company's shareholders at the Meeting. It is further proposed that Messrs. Rosen and Atsmon will serve until the annual general meeting of the Company's shareholders to be held in 2007 and Messrs. Albagli and Wadsworth will serve until the annual general meeting of the Company's shareholders to be held in 2008.

          The board of directors recommends that at the Meeting, subject to consummation of the Transaction, Messrs. Ilan Rosen and Joseph Atsmon be appointed as members of the board of directors, to serve until the annual general meeting of the Company's shareholders to be held in 2007 and until their respective successors are duly elected and qualified, and Messrs. Joseph Albagli and Robert Wadsworth be appointed as members of the board of directors, to serve until the annual general meeting of the Company's shareholders to be held in 2008 and until their respective successors are duly elected and qualified. Following is certain information about the nominees:

          Ilan Rosen, 48, has been a member of the board of directors of Tdsoft since 1997, and has served as chairman of the board of directors since 1997. Mr. Rosen has served as a special advisor to HarbourVest Partners LLC since March 2003 and is an observer on the board of directors of Telrad Networks Ltd. and PacketLight Networks Ltd. Between 1989 and 1993, Mr. Rosen served on various boards of directors as a Business Manager at Investment Company of Bank Hapoalim Ltd. From 1993 to 1996, he served as President of Adsha Development &

Investments Ltd., an Israeli investment company that was listed on the Tel Aviv Stock Exchange, and in that capacity served on various boards of directors. From November 1996 through January 2004, Mr. Rosen served as a Vice President of Teledata Networks (formerly ADC Telecommunications, Israel and before that Teledata Communications Ltd.) and in that capacity, in addition to serving as a board member of Tdsoft, Mr. Rosen served on the board of directors of each of G-Connect Ltd., VManage Ltd., Mind CTI Ltd. and various other companies. In early 2000, ADC Telecommunications Inc. launched a project in the name of ADC Ventures, and Mr. Rosen served as the Managing Director of this project in Israel. Mr. Rosen received a B.Sc. (cum laude) in mechanical engineering from Tel Aviv University in 1979, and an M.B.A. from Tel Aviv University in 1986.

          Robert M. Wadsworth, 45, is managing director of HarbourVest Partners, LLC. Mr. Wadsworth oversees many of HarbourVest's investment activities in both the industrial and information technology sectors. He is currently a director of Network Engines, Inc. and Trintech Group PLC, which are both public companies. He is also a director of Akibia, AWS Convergence (Weatherbug), Nuera Communications, Kinaxis, Loxam, and several other U.S. and non-U.S. private companies. His prior experience includes management consulting with Booz, Allen & Hamilton, where he specialized in the areas of operations strategy and manufacturing productivity. Mr. Wadsworth received a BS (magna cum laude) in Systems Engineering and Computer Science from the University of Virginia in 1982 and an MBA (with distinction) from Harvard Business School in 1986.

          Joseph Albagli, 53, is a co-founder of Tdsoft and has served as President, Chief Executive Officer and as a director since Tdsoft was founded in 1994. Mr. Albagli has over two decades of technical and management experience gained prior to founding Tdsoft at Tadiran Telecommunications, the Israeli Aircraft Industries and the Israel Defense Forces. He received a diploma in Practical Electronics Engineering from Bosmat, Haifa in 1972, a B.Sc. (cum laude) in Civil Engineering from the Technion, Haifa in 1980, and a diploma in Computer Science from the Tel Aviv University in 1989.

          Joseph Atsmon, 56, currently serves as a director and Vice-Chairman of the board of directors of Nice Ltd. and as a director of Ceragon Networks and of Radvision Ltd. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Prior thereto, Mr. Atsmon had a twenty-year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior thereto, he served as President of various military communications divisions. Mr. Atsmon received a B.Sc. (cum laude) in Electrical Engineering, suma cum laude, from the Technion, Israel Institute of Technology in 1975.


                                   * * * * *

          It is proposed that the following resolution be adopted at the
          Meeting:

               "RESOLVED, that upon and subject to the consummation of the Share Sale and Purchase Agreement dated as of October 27, 2005 by and among the Company, Tdsoft Ltd. and shareholders of Tdsoft, the following nominees be elected to the board of directors to serve according to the periods of their class as follows: Messrs. Ilan Rosen and Joseph Atsmon be appointed to serve until the annual general meeting of the Company's shareholders to be held in 2007 and until their respective successors are duly elected and qualified, and Messrs. Joseph Albagli and Robert Wadsworth be appointed to serve until the annual general meeting of the Company's shareholders to be held in 2008 and until their respective successors are duly elected and qualified."


          The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to elect the foregoing nominees as directors. It is the intention of the persons appointed as proxies in the accompanying proxy to vote "FOR" the election of the persons named above as directors, to serve for the terms described above, unless specifically instructed to the contrary. PLEASE NOTE THAT THE APPROVAL OF THIS RESOLUTION IS A CONDITION TO TDSOFT'S OBLIGATION TO CONSUMMATE THE SPA. IF THIS RESOLUTION IS NOT APPROVED, TDSOFT'S SHAREHOLDERS SHALL NOT BE OBLIGATED TO CLOSE THE TRANSACTION. ACCORDINGLY, IF YOU VOTED IN FAVOR OF ITEM 1, YOU ARE STRONGLY URGED TO VOTE IN FAVOR OF THIS ITEM AS WELL.

          Should either of the foregoing persons become unavailable for election to the board of directors at the Meeting, the persons appointed as proxies will have discretionary authority in that instance to vote the proxy for a substitute. The board of directors knows of no current circumstances that would render any of the nominees named herein unable to accept nomination or election.

   ITEM 4 - APPROVAL OF THE TERMS OF EMPLOYMENT OF MR. JOSEPH ALBAGLI IN HIS CAPACITY AS CHIEF EXECUTIVE OFFICER OF THE COMPANY AND THE GRANT TO HIM OF
                                    OPTIONS

          The Company's shareholders will be requested at the Meeting to approve, subject to the consummation of the transactions contemplated by the SPA, the terms of employment of Mr. Joseph Albagli in his capacity as Chief Executive Officer of the Company following consummation of the transactions contemplated by the SPA, and the grant to him of options to purchase 1,777,998 ordinary shares of the Company. Following is a summary of the material terms of the proposed employment agreement:

          Base Salary: Mr. Albagli's gross monthly salary will be NIS 54,000, linked to and adjusted monthly to reflect changes in the Israeli Consumer Price Index. The base salary will be reviewed by the Compensation Committee of the Company's board of directors at the beginning of each calendar year, commencing in January of 2007. To the extent permitted by law (and subject to the approval of the Company's audit committee), the Compensation Committee will be authorized to increase the base salary by up to 30% in January 2007 and by up to an additional 15% (of the then current salary) upon each anniversary thereof.

          Bonuses: Mr. Albagli will be entitled to receive incentive or bonus payments, the amount of which will be determined, to the extent permitted by law (and subject to the approval of the Company's audit committee), by the Compensation Committee, provided that such bonus will not be more, per annum, than twelve times the monthly base salary.

          Options: Mr. Albagli will be granted an option to purchase 1,777,998 ordinary shares of the Company, with an exercise price equal to the average trading price of the Company's ordinary shares over the 30-day period following the closing of the SPA. The options will vest over a period of 48 months as follows: options to purchase 25% of the ordinary shares underlying the option will vest 12 months after the date of the employment agreement, and options to purchase the remaining ordinary shares underlying the option will vest in equal installments over the subsequent 12 quarters. Notwithstanding the foregoing, if Mr. Albagli's employment with the Company is terminated by the Company (other than termination for cause, as defined in the employment agreement) or is terminated by Mr. Albagli under certain circumstances, the Options that would otherwise have vested as of the 8 subsequent vesting dates will immediately vest and become exercisable.

          Other Benefits: Mr. Albagli will be entitled to social benefits which are customary in Israel for an executive in his position, including managers insurance policy, education fund, annual vacation, and recreation pay, as well as the use of a motor vehicle and reimbursement of expenses relating to operating the motor vehicle.

          Mr. Albagli will also be entitled to the use of a cell phone, lap top computer and professional literature in accordance with Company policy, indemnification and insurance in accordance with Company policy and reimbursement of direct expenses incurred by him in connection with his employment.

          Term and Termination: The employment of Mr. Albagli with the Company will continue unless terminated for cause or upon 90 days' prior written notice of either party. If the agreement is terminated by the Company other than for cause, Mr. Albagli will be entitled, in addition to payment received during the 90-day notice period referred to above, to (i) severance pay required by law and
(ii) an amount equal to his then basic salary and the benefits payable to him as described above, multiplied by six, payable in six equal monthly installments commencing no later than 60 days after termination of his employment, and during such period Mr. Albagli will be entitled to use of a motor vehicle, cell phone, lap tap computer and professional literature. The Company may terminate Mr. Albagli's employment for cause, in which event he will only be entitled to (i) severance pay in the amount, if and to the extent required by law; and (ii) the portion of his manager's insurance policy contributed by him.

          Confidentiality, non-competition and non-solicitation: The employment agreement includes customary confidentiality, non-competition and non-solicitation provisions.

          A draft of the proposed employment agreement between the Company and Mr. Albagli is attached to this Proxy Statement as Annex F.
                                                   -------


                                   * * * * *


          It is proposed that the following resolution be adopted at the
          Meeting:

               "RESOLVED, that in connection with and subject to approval of the Share Sale and Purchase Agreement dated as of October 27, 2005 by and among the Company, Tdsoft
               Ltd. and the shareholders of Tdsoft, the terms of employment of Mr. Joseph Albagli in his capacity as Chief Executive Officer of the Company following consummation of the transactions contemplated by such agreement including the grant to Mr. Albagli of options to purchase 1,777,998 ordinary shares of the Company, all of which have been presented to the shareholders, are hereby approved and authorized."


          The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution. The board of directors recommends that the shareholders vote "FOR" the approval of the foregoing resolution. PLEASE NOTE THAT THE APPROVAL OF THIS RESOLUTION IS A CONDITION TO TDSOFT'S OBLIGATION TO CONSUMMATE THE SPA. IF THIS RESOLUTION IS NOT APPROVED, TDSOFT'S SHAREHOLDERS SHALL NOT BE OBLIGATED TO CLOSE THE TRANSACTION. ACCORDINGLY, IF YOU VOTED IN FAVOR OF ITEM 1, YOU ARE STRONGLY URGED TO VOTE IN FAVOR OF THIS ITEM AS WELL.

 ITEM 5 - APPROVAL OF THE TERMS OF REMUNERATION OF MR. ILAN ROSEN, A NOMINEE TO
                     THE BOARD OF DIRECTORS OF THE COMPANY

          The Company's shareholders will be requested at the Meeting to approve, subject to the consummation of the transactions contemplated by the SPA, the terms of a consulting agreement between the Company and Mr. Rosen, pursuant to which Mr. Rosen will provide to the Company, from time to time, such consulting services as will be agreed by him and the Company.

          The following is a summary of the material terms of the proposed consulting agreement:

          Compensation: The Company will pay Mr. Rosen $3,000 per month plus applicable Value Added Tax.

          Expenses: The Company will reimburse Mr. Rosen for pre-approved expenses incurred by him in providing services to the Company. In addition, the Company will cover 50% of costs of a leased car to be used by Mr. Rosen during the term of the consulting agreement. In addition, the Company will cover part of Mr. Rosen's meals expenses.

          Term and scope of agreement: Unless earlier terminated or extended, the agreement will be for 24 months. The Company anticipates that it will require Mr. Rosen's services for an average of approximately 30 hours per month.

          Intellectual Property Ownership, confidentiality and non-competition:
The agreement includes customary provisions relating to the ownership by the Company of any intellectual property developed by Mr. Rosen during the term of the agreement, as well as customary confidentiality and non-competition provisions.

          A draft of the proposed consulting agreement between the Company and Mr. Rosen is attached to this Proxy Statement as Annex G.
                                                 -------


                                   * * * * *


          It is proposed that the following resolution be adopted at the
          Meeting:

               "RESOLVED, that upon and subject to the consummation of the Share Sale and Purchase Agreement dated as of October 27, 2005 by and among the Company, Tdsoft Ltd. and the shareholders of Tdsoft, the terms of a consulting agreement between the Company and Mr. Ilan Rosen, as presented to the Company' shareholders, are hereby approved and authorized."


          The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution. The board of directors recommends that the shareholders vote "FOR" the approval of the foregoing resolution. PLEASE NOTE THAT THE APPROVAL OF THIS RESOLUTION IS A CONDITION TO TDSOFT'S OBLIGATION TO CONSUMMATE THE SPA. IF THIS RESOLUTION IS NOT APPROVED, TDSOFT'S SHAREHOLDERS SHALL NOT BE OBLIGATED TO CLOSE THE TRANSACTION. ACCORDINGLY, IF YOU VOTED IN FAVOR OF ITEM 1, YOU ARE STRONGLY URGED TO VOTE IN FAVOR OF THIS ITEM AS WELL.


           ITEM 6 - APPROVAL OF THE GRANTS OF OPTIONS TO EACH OF ILAN
             ROSEN, DR. ELON GANOR, ROBERT WADSWORTH, JOSEPH ATSMON,
                       MICHAL EVEN CHEN AND YOAV CHELOUCHE

          Subject to the consummation of the transactions contemplated by the SPA (and the election of Messrs. Ilan Rosen, Robert Wadsworth and Joseph Atsmon by the Company's shareholders as members of the Company's board of directors, as set forth in Item 3 above), the Company's shareholders will be requested at the Meeting to approve the grants to each of Ilan Rosen, Dr. Elon Ganor, Robert Wadsworth and Joseph Atsmon of options to purchase 200,000 ordinary shares of the Company and the grant, subject to applicable law, to Michal Even Chen and Yoav Chelouche of options to purchase 160,000 and 140,000, respectively, ordinary shares of the Company.

          All of the foregoing options will (i) be granted on the date that is 30 days after the closing date under the SPA, (ii), except as set forth in clause (iv) below, become exercisable with respect to 1/16th of the underlying ordinary shares at the end of each three-month period following the date of grant thereof during which the person receiving such grant shall have served as a director of the Company, (iii) have an exercise price calculated in accordance with the terms of the Company's 2003 Master Stock Option Plan, (iv) be subject to full acceleration in the event that such person is required to cease from being a director of the Company in connection with a change of control of the Company (other than pursuant to the SPA) and (iv) be exercisable for a period of twelve months following such time as the person receiving such grant ceases from being a director of the Company; and will otherwise be subject to the terms of the Company's 2003 Master Stock Option Plan.


                                   * * * * *


          It is proposed that the following resolution be adopted at the
          Meeting:

               "RESOLVED, that upon and subject to the consummation of the Share Sale and Purchase Agreement dated as of October 27, 2005 by and among the Company, Tdsoft Ltd.
               and the shareholders of Tdsoft (including the election of Messrs. Ilan Rosen, Robert Wadsworth and Joseph Atsmon as members of the Company's board of directors), the grant to each of Messrs. Ilan Rosen, Elon Ganor, Robert Wadsworth and Joseph Atsmon of options to purchase 200,000 ordinary shares of the Company and the grant to Michal Even Chen and Yoav Chelouche of options to purchase 160,000 and 140,000, respectively, ordinary shares of the Company, on terms that were presented to the shareholders, are hereby approved and authorized."


          The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution. The board of directors recommends that the shareholders vote "FOR" the approval of the foregoing resolution. PLEASE NOTE THAT THE APPROVAL OF THIS RESOLUTION IS A CONDITION TO TDSOFT'S OBLIGATION TO CONSUMMATE THE SPA. IF THIS RESOLUTION IS NOT APPROVED, TDSOFT'S SHAREHOLDERS SHALL NOT BE OBLIGATED TO CLOSE THE TRANSACTION. ACCORDINGLY, IF YOU VOTED IN FAVOR OF ITEM 1, YOU ARE STRONGLY URGED TO VOTE IN FAVOR OF THIS ITEM AS WELL.


           ITEM 7 - APPROVAL OF THE ENTERING BY THE COMPANY INTO NEW
             INDEMNIFICATION AGREEMENTS WITH ITS CONTINUING AND NEW
                                   DIRECTORS

          The Company's shareholders will be requested at the Meeting to approve, subject to the consummation of the transactions contemplated by the SPA, the entering by the Company into a new indemnification agreement with each of its continuing and newly appointed directors in the forms attached to this Proxy Statement as Annexes H and I, consistent with recent amendments to the
                   ------- -     -
Companies Law. Such proposed indemnification agreements provide for a lower total aggregate limit of the Company's liability than the liability under the current indemnification agreements between the Company and its directors.

          In addition, the new indemnification agreements reflect recent amendments to the Companies Law relating to the permissible scope and amounts under such indemnification agreement.

          It is proposed however that the existing indemnification agreements of three members of the board of directors of the Company, namely Dr. Elon Ganor, Michal Even Chen and Yoav Chelouche, will continue to be in effect in accordance with their terms for a period of 12 months following the closing under the SPA only with respect to claims relating to fundamental decisions made by them as directors of the Company during the six-month period prior to the date of the signing of the SPA. All other claims against them in their capacity as directors of the Company will be subject to indemnification under the new indemnification agreement with the Company in the same form that is to be entered into by the Company and each of the new members of the board of directors


                                   * * * * *

          It is proposed that the following resolution be adopted at the
          Meeting:

               "RESOLVED, that upon and subject to approval of the Share Sale and Purchase Agreement dated as of October 27, 2005 by and among the Company, Tdsoft Ltd. and the shareholders of Tdsoft, the entering by the Company into indemnification agreements (in forms presented to the shareholders) with each of its continuing and newly appointed directors, is hereby approved and authorized."


          The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution. The board of directors recommends that the shareholders vote "FOR" the approval of the foregoing resolution. PLEASE NOTE THAT THE APPROVAL OF THIS RESOLUTION IS A CONDITION TO TDSOFT'S OBLIGATION TO CONSUMMATE THE SPA. IF THIS RESOLUTION IS NOT APPROVED, TDSOFT'S SHAREHOLDERS SHALL NOT BE OBLIGATED TO CLOSE THE TRANSACTION. ACCORDINGLY, IF YOU VOTED IN FAVOR OF ITEM 1, YOU ARE STRONGLY URGED TO VOTE IN FAVOR OF THIS ITEM AS WELL.


            ITEM 8 - INCREASE OF NUMBER OF ORDINARY SHARES UNDERLYING
                   THE COMPANY'S 2003 MASTER STOCK OPTION PLAN

          The Company's shareholders will be requested at the Meeting to approve, subject to the consummation of the transactions contemplated by the SPA, an increase in the amount of the Company ordinary shares underlying the Company's 2003 Master Stock Option Plan by 7,500,000 ordinary shares such that the aggregate of the ordinary shares underlying issued and outstanding options and the ordinary shares available for grants of options under the Company's 2003 Master Stock Option Plan shall be 12,185,820 ordinary shares, to enable the assumption by the Company of Tdsoft options and replacement of such options with options to purchase Company ordinary shares, as well as to enable future grants of options under the Company's 2003 Master Stock Option Plan.


                                   * * * * *


          It is proposed that the following resolution be adopted at the
          Meeting:

               "RESOLVED, that upon and subject to approval of the Share Sale and Purchase Agreement dated as of October 27, 2005 by and among the Company, Tdsoft Ltd. and the shareholders of Tdsoft, the amount of ordinary shares of the Company underlying the Company's 2003 Master Stock Option Plan be increased by 7,500,000 ordinary shares."

          The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution. The board of directors recommends that the shareholders vote "FOR" the approval of the foregoing resolution. PLEASE NOTE THAT THE APPROVAL OF THIS RESOLUTION IS A CONDITION TO TDSOFT'S OBLIGATION TO CONSUMMATE THE SPA. IF THIS RESOLUTION IS NOT APPROVED, TDSOFT'S SHAREHOLDERS SHALL NOT BE OBLIGATED TO CLOSE THE TRANSACTION. ACCORDINGLY, IF YOU VOTED IN FAVOR OF ITEM 1, YOU ARE STRONGLY URGED TO VOTE IN FAVOR OF THIS ITEM AS WELL.


   ITEM 9 - APPROVAL OF A REVERSE STOCK SPLIT OF THE COMPANY'S SHARE CAPITAL

          At the Meeting, the shareholders will be requested to approve a reverse stock split of the Company's ordinary shares to the extent expected by the Company's management to be necessary for the Company to comply with the Nasdaq Capital Market listing requirement that the price per each ordinary shares of the Company shall be not less than $4.00.

          From September 1, 2005 through October 11, 2005, the closing prices of the Company's ordinary shares on the Nasdaq Capital Market ranged from $0.50 to $0.69. Since the Transaction is deemed by Nasdaq to be a reverse merger, immediately following the closing under the SPA the Company will have to comply with the initial listing requirements of the Nasdaq Capital Market, including the requirement that the trading price of the ordinary shares will be at least $4.00. To reach such trading price, the Company believes that it will have to effect a reverse stock split of between 1 for 12 (i.e., twelve ordinary shares, NIS 0.01 nominal value each, will be combined into one ordinary share, NIS 0.12 nominal value) and 1 for 18 (i.e., eighteen ordinary shares, NIS 0.01 nominal value each, will be combined into one ordinary share NIS 0.18 nominal value). Since the exact extent of the reverse stock split may change between the date on which you vote on this proposal and the closing date under the SPA, the board of directors is requesting that you authorize the Company's management to effect such reverse stock split to such extent that will be expected by the Company's management to be necessary in its judgment to enable the Company to comply with the foregoing listing requirement of the Nasdaq Capital Market. Any fractional shares resulting from the foregoing reverse split will be rounded to the nearest whole number. There is no assurance that following such reverse split the Company's ordinary shares will continue to be listed on the Nasdaq Capital Market.


                                   * * * * *


          It is proposed that the following resolution be adopted at the
          Meeting:

               "RESOLVED, to authorize the Company's management to effect such reverse stock split with respect to the Company's share capital as may be required in order for such shares to continue being listed on the Nasdaq Capital Market."


          The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution. The board of directors recommends that the shareholders vote "FOR" the approval of the foregoing resolution. PLEASE NOTE THAT THE APPROVAL OF THIS RESOLUTION IS A CONDITION TO TDSOFT'S OBLIGATION TO CONSUMMATE THE SPA. IF THIS RESOLUTION IS NOT APPROVED, TDSOFT'S SHAREHOLDERS SHALL NOT BE OBLIGATED TO CLOSE THE TRANSACTION. ACCORDINGLY, IF YOU VOTED IN FAVOR OF ITEM 1, YOU ARE STRONGLY URGED TO VOTE IN FAVOR OF THIS ITEM AS WELL.


             ITEM 10 - APPROVAL OF THE RENEWAL FROM TIME TO TIME OF
              DIRECTORS' AND OFFICERS' LIABILITY INSURANCE POLICY

          At the Meeting, the shareholders will be requested to approve the renewal by the Company from time to time of the directors' and officers' liability insurance policy, including as directors or officers of the Company's subsidiaries.

          The insurer, the aggregate coverage amount under such directors' and officers' liability insurance policy and the annual premium to be paid for such coverage shall be determined by the Company's audit committee and board of directors, which shall determine that the amounts are reasonable under the circumstances, taking into consideration market conditions and the provisions of the SPA.

          The annual premium paid under the Company's current directors' and officers' liability insurance policy is US $155,000.

          This resolution, if approved by the Company's shareholders, shall be valid commencing from September 30, 2005 (the date of the board of directors' resolution) until the termination of the directors' and officers' liability insurance policy purchased prior to the annual general meeting to be held by the Company during 2010.


                                   * * * * *


          It is proposed that the following resolution be adopted at the
          Meeting:

               "RESOLVED, to approve the renewal by the Company from time to time of a directors' and officers' liability insurance policy, including as directors or officers of the Company's subsidiaries, with the insurer, the aggregate coverage amount under such directors' and officers' liability insurance policy and the annual premium to be paid for such coverage to be determined by the Company's audit committee and board of directors, which shall determine that the amounts are reasonable under the circumstances, taking into consideration market conditions."


          The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution. The board of directors recommends that the shareholders vote "FOR" the approval of the foregoing resolution.


     ITEM 11 - ELECTION OF AUDITORS AND DETERMINATION OF THEIR REMUNERATION

          The shareholders shall be requested at the Meeting to appoint the accounting firm of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, as the independent public accountants of the Company for the year ending December 31, 2005 and to authorize the Company's board of directors, subject to the approval by the board of directors' audit committee, to fix the remuneration of the accountants. Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global have audited the Company's books and accounts for the year ended December 31, 2004.


                                   * * * * *


          It is proposed that the following Resolution be adopted at the
          Meeting:


               "RESOLVED, that the appointment of Kost Forer Gabbay
               & Kasierer, a Member Firm of Ernst & Young Global, as the Company's independent public accountants for the fiscal year ending December 31, 2005, be, and it hereby is, approved, and that the company's board of directors be, and it hereby is, authorized, subject to the approval of the board of directors' audit committee, to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services."


          The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to appoint the Company's independent public accountants. The audit committee of the board of directors approved the appointment of the Company's independent public accountants. The board of directors recommends that the shareholders vote "FOR" the appointment of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, as the Company's independent public accountants and the authorization of the board of directors, upon prior approval of the audit committee of the board of directors, to fix the remuneration of the accountants.

                                 OTHER BUSINESS

          Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

          Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the ordinary shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

          The Company's Annual Report for the year ended December 31, 2004 is being mailed to the Company's shareholders together with this Proxy Statement. The Company's Consolidated Financial Statements for the year ended December 31, 2004 are included in such report. At the Meeting, the Chairman of the board of directors will review the Management's report on the business of the Company for the year ended December 31, 2004, as presented in the Company's Annual Report for the year ended December 31, 2004 and will answer appropriate questions relating thereto.


                         Where to Find More Information

          You may read and copy any reports, statements or other information that the Company files with or submits to the Securities and Exchange Commission at the SEC's public reference room at the following location:


          Public Reference Room
          450 Fifth Street, N.W., Room 1024
          Washington, D.C. 20549


          Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at http://www.sec.gov.

          The documents set forth below, as well as reports submitted by the Company with the SEC after the date of this Proxy Statement, contain important information about the Company and its financial condition:


               o Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (a copy of which is being mailed to the Company's shareholders herewith); and

               o    Reports of Foreign Issuer on Form 6-K dated July 6,

                    July 28 and August 19, 2005.

          OUR FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 CONTAINS A DETAILED DESCRIPTION OF OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION AND INCLUDES OUR FINANCIAL STATEMENTS AND SCHEDULES.

          YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT TO VOTE ON THE TRANSACTION. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 2, 2005. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 2, 2005, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.


By order of the Board of Directors,

Dr. Elon Ganor
Chairman of the Board of Directors
Herzliya, Israel
November 2, 2005